AR|S
12/31/01

ABLE LABORATORIES INC.

2001

Annual Report

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________.

Commission File Number 1-11352

Able Laboratories, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	**04-3029787**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 Highland Avenue Suite 301 Needham, MA	**02494**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number: (781) 449-4926

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, $.01 par value	Boston Stock Exchange

Securities Registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, $.01 par value

Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ].

Check if no disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the registered common stock, $0.01 par value per share ("Common Stock") held by non-affiliates, based on the closing price of the Common Stock on March 18, 2002 as reported on the OTC Bulletin Board, was approximately $70,725,900.

As of March 18, 2002, there were 171,184,665 outstanding shares of Common Stock.

TABLE OF CONTENTS

Documents Incorporated By Reference

Portions of the registrant's definitive proxy statement for its 2002 annual meeting of stockholders are incorporated by reference into Items 10, 11, 12 and 13 of this Report.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Report on Form 10-K, including information with respect to our future business plans, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "plans," "expects," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements. These factors include those set forth below under the heading "Certain Factors That May Affect Future Results."

PART I

Item 1. *Business*

Introduction

Able Laboratories, Inc., referred to in this Report as the "Company," "we" or "us," develops, makes and sells generic drugs to our customers. Generic drugs are the chemical and therapeutic equivalents of brand-name drugs. They must meet the same governmental standards as the brand-name drugs they replace, and they must meet all U.S. Food and Drug Administration, or FDA, guidelines before they can be made or sold. We can manufacture and market a generic drug only if the patent or other government-mandated market exclusivity period for the brand-name equivalent has expired. Generic drugs are typically sold under their generic chemical names at prices significantly below those of their brand-name equivalents. We estimate that the U.S. generic or multi-source drug market approximates $13 billion in annual sales. We believe that this market has grown due to a number of factors, including:

- a significant number of widely prescribed brand-name drugs are at or near the end of their period of patent protection, making it legally permissible for generic manufacturers to produce and market competing generic drugs;
- managed care organizations, which typically prefer lower-cost generic drugs to brand-name products, continue to grow in importance and impact in the U.S. health care market; and
- physicians, pharmacists and consumers increasingly accept generic drugs.

Our Strategy

Our strategy is to focus on developing generic drugs that either have large established markets or are niche products with limited or no competition. For example, suppositories form a basis of our niche product strategy, because there are relatively few competitors in the market and a limited number of branded suppository products currently do not have any generic equivalents. We also intend to focus on products that have extended release dosage forms, which are difficult to develop and therefore could be less likely to face competition from other generic drug manufacturers. We believe that this approach will allow us to bundle our products and offer the customer a line of products that reduces their overall acquisition cost.

Background

From our inception in 1988 until 1996, we focused primarily on the business of developing new drugs and licensing the resulting products and technologies to others. Beginning in 1996, we began shifting our focus and, through acquiring three separate companies, became a generic drug manufacturing and distribution business. In 1996 we acquired Able Laboratories, Inc., our generic drug development and manufacturing business. In 1997 and 1998, respectively, we acquired Superior Pharmaceutical Company and Generic Distributors, Inc., our distribution operations.

Immediately after we acquired it, Superior began experiencing a sharp and steady decline in its sales and margins. The decline was initially due, in part, to the loss of key personnel after the acquisition, which resulted in the loss of business with certain accounts. Also, price pressure in the generic drug industry caused further erosion in Superior's margins. GDI also experienced a decline in sales and margins during this time, primarily due to price erosion in the industry. Although we provided ongoing capital to fund the subsidiaries' operations, we did not have sufficient capital to continue to do so.

Our distribution businesses sold mostly our competitors' products and the combination of manufacturing and distribution business did not create the strategic advantages we were seeking. On the contrary, we found that we were divided both financially and managerially. As our financial performance failed to meet expectations, our senior lender restricted our borrowing ability and, as a result, we faced a working capital shortage. After careful analysis, we decided to divest our distribution operations and continue only as a generic drug development and manufacturing company, selling only our own products to customers. Management concluded that the sale of Superior and GDI was in our best interest because:

- the sale enabled us to eliminate all our senior debt;
- we also assigned our obligation to our subordinated lenders, subject to our continued guarantee;
- we are now able to focus management resources on higher margin manufacturing operations and achieve greater value for our shareholders.

We completed the sale of GDI on December 29, 2000 and the sale of Superior on February 23, 2001. The sale of Superior to RxBazaar, Inc., a company founded by two directors of Able, involved complex financial transactions, including:

- we received a cash payment of $4,000,000 from RxBazaar;
- RxBazaar became obligated to pay us approximately $1,000,000 in respect of existing intercompany advances and accounts payable owed by Superior to Able;
- RxBazaar assumed our existing subordinated debt in the amount of $2,248,875;
- we agreed to continue to guarantee the subordinated debt, which guarantee is secured by certain of our assets;
- we further agreed that the subordinated lenders would be entitled to convert the subordinated debt into shares of our common stock to satisfy our obligations under the guarantee;
- we issued warrants to the subordinated lenders to purchase 2,500,000 shares of common stock at a price of $0.01 per share, which warrants will become exercisable if the guaranteed debt is not repaid on or before June 17, 2002; and
- we agreed with certain equity investors in RxBazaar that they could, at their election, exchange their shares of RxBazaar Series A preferred stock for shares of our Series O Preferred Stock, which we would register for resale by the investors. The equity investors in RxBazaar later exchanged their shares of RxBazaar stock into shares of our Series O Preferred Stock.

In 2001, after we completed the sale of the distribution subsidiaries, we merged Able Laboratories, Inc. into DynaGen, Inc. and changed our company name to "Able Laboratories, Inc."

The sale of our two distribution subsidiaries involved complex financial transactions. The effects of these transactions on the Company and the future outcome of our current strategy is still unknown. In the section of this Report entitled "Certain Factors That May Affect Future Results," we have described several risk factors that we believe are significant. We consider each of these risks specific to us, although some are industry or sector related issues, which could also impact to some degree other businesses in our market sector. You should give very careful consideration to these factors when you evaluate Able Laboratories.

Multisource Generic Drug Business

Product Line Information

We manufacture and market prescription generic drugs. Our manufacturing facility produces tablets, capsules and suppositories. In November 2000, we received our first FDA approval to manufacture and sell diphenoxylate with atropine sulfate tablets. Since then, we have received 13 additional approvals to manufacture and sell generic drugs. Our current products are listed below:

Product	Indication	Equivalent Brand Name Product(1)(2)
Butalbital, Acetaminophen and Caffeine Tablets 50mg/325mg/40mg	Tension headaches	Fioricet® (2)
Butalbital, Acetaminophen and Caffeine Tablets 50mg/500mg/40mg	Tension headaches	Esgic Plus® (2)
Carisprodol Tablets, USP	Muscle relaxant	Soma® (2)
Clorazepate Dipotassium Tablets, USP	Anxiety disorder	Tranxene® (2)
Diphenoxylate and Atropine Sulfate Tablets, USP	Anti- diarrhea	Lomotil® (2)
Hydrocortisone Acetate Suppository	Anti-inflammatory Hemorrhoids	Anusol®
Indomethacin Extended- Release Capsules, USP	Rheumatoid arthritis	Indocin® SR (2)
Lithium Carbonate Capsules, USP	Manic-depressive illness	Eskalith® (2)
Methylphenidate HCl Tablets, USP	Attention disorder	Ritalin® (2)
Methylphenidate HCl Extended- Release Tablets, USP	Attention disorder	Metadate-SR® (2)
Nitrotab ™ Nitroglycerin Sublingual Tablets, USP	Anti-angina	Nitrostat®
Phenazopyridine HCl Tablets, USP	Urinary Tract Analgesic	Pyridium®
Phentermine HCl Capsules, USP (beads)	Obesity	Phentermine Hydrochloride Capsules (2)
Phentermine HCl Capsules, USP (powder)	Obesity	Phentermine Hydrochloride Capsules (2)
Phentermine HCl Tablets, USP	Obesity	Adipex-P® (2)
Prochloroperazine Suppositories, USP	Nausea	Compazine® (2)
Proproxyphene Napsylate and Acetaminophen Tablets, USP	Pain relief	Darvocet-N® (2)
Salsalate Tablets, USP	Anti-inflammatory	Disalcid®

(1) All brand names in the table above are trademarks or registered trademarks of their respective owners.
(2) Refers to the reference listed drug. A reference listed drug (21 CFR 314.94(a)(3)) means the listed drug identified by FDA as the drug product upon which an applicant relies in seeking approval of its ANDA.

Research and Development

We are working on developing generic products in the form of tablets, capsules, and suppositories. The research, development, clinical testing and the FDA review process leading to approvals takes approximately two years for each product. As discussed in the section titled "Government Regulation," some products require no review or limited laboratory testing, in which case the time required to complete the process can be less than two years. Typically, our research and development activities consist of:

- identifying brand name drugs for which patent protection has expired or will expire in the near future;
- conducting research (including patent and market research) and developing new product formulations based upon such drugs;
- developing and testing our formulation in laboratory and human clinical studies as necessary;
- compiling and submitting all the information to the FDA; and
- obtaining approval from the FDA for our new product formulations.

As part of the approval process, we contract with outside laboratories to conduct biostudies that are required for FDA approval. We use biostudies to demonstrate that the rate and extent of absorption of a generic drug are not significantly different from that achieved by the corresponding brand name drug. These biostudies are subject to rigorous standards set by the FDA. They can cost up to $500,000 each and are a major part of the overall cost of our drug development work.

We currently have thirteen (13) ANDAs pending approval at the FDA. Prior to FDA approval of an ANDA, we generally undergo an on-site inspection, known as a pre-approval inspection or PAI, by the district office of the FDA. To date, we have had four pre-approval inspections covering several products. Our product development program includes several active projects in various stages of completion. We intend to develop and file ANDA applications covering eight to ten additional products this year. We can, however, give no assurance that that we will receive approval from the FDA to market these products, and if we do, there is no assurance that we will be able to penetrate the market and achieve reasonable levels of sales or achieve profitability.

For the fiscal year ended December 31, 2001, we expended $2,352,666 on research and development activities, compared to $2,392,166 for the fiscal year ended December 31, 2000 and $1,713,416 for the fiscal year ended December 31, 1999.

Sales and Marketing

Our products are sold primarily through direct sales efforts to drug wholesalers, distributors and retail drug chains and other pharmaceutical companies. We market our generic drug products under our "Able Laboratories" label, as well as under private label arrangements. The majority of Able's sales are to customers who purchase under firm purchase order commitments. These purchase orders range from $25,000 to $400,000 and are filled within one to three months from the time we receive them. Sales to Superior Pharmaceutical Company were approximately 34% of our sales in 2001, and sales to Cardinal Distribution, L.P. were approximately 20% of our sales in 2001. The dollar amount of backlog orders as of March 8, 2002 was approximately $3,800,000. Because the level of our customers' purchases can fluctuate over the course of an operating period, backlog historically has not been a meaningful indicator of revenues for a particular period or for future periods.

We have four senior and experienced executives in our sales department, supported by three associates. In January 2001 we appointed Bi-Coastal Pharmaceutical Corporation as our representative. Bi-Coastal, located in New Jersey, has over 20 sales and support professionals representing several pharmaceutical companies. Under our agreement, Bi-Coastal is limited to sell our products only to generic drug distributors. We believe that this arrangement allows us to optimize our sales costs and achieve national exposure for our product line.

Suppliers

We manufacture our generic products at our facility in South Plainfield, New Jersey. The principal components used in the manufacture of generic products are active and inactive pharmaceutical ingredients and certain packaging materials. The FDA must approve our sources for almost all of the materials, and in many instances only one source may have been approved. We purchase active raw material ingredients primarily from United States distributors of bulk pharmaceutical materials manufactured by the U.S. or foreign companies. If raw materials from a specified supplier were to become unavailable, we would have to file a supplement to the applicable regulatory approval, and revalidate the manufacturing process using any new supplier's materials. Delays in revalidating the manufacturing process or in obtaining new materials could result in the loss of revenues and could have a material adverse effect on our business, financial condition and results of operations.

Manufacturing Facility

Our facility consists of 46,000 square feet of manufacturing, warehousing, laboratory and office space, and an additional 22,000 square feet of warehousing and office space. Over the past two years we invested approximately $2,000,000 to upgrade our facility, including installing new flooring, building additional tablet compression rooms, separating manufacturing areas for phenazopyridine production and, most importantly, adding nine new air handling units. We also built a self-contained research and development facility with its separate support laboratory. In our production areas we built storage vaults required for handling controlled substances. We also invested over $3,500,000 installing new manufacturing and laboratory equipment. We believe our manufacturing facility and our laboratories are adequate to handle our production needs for the next 12 months.

Competition

We compete primarily with other generic manufacturers and distributors. Many of our competitors have substantially greater financial resources than we have, as well as other resources such as expertise in formulations of technologically advanced delivery systems and marketing, that are needed to commercialize a pharmaceutical product.

In the generic drug market, we compete with:

- off-patent drug manufacturers;
- brand-name pharmaceutical companies that also manufacture off-patent drugs;
- the original manufacturers of brand-name drugs; and
- manufacturers of new drugs that may be used for the same indications as our products.

Revenues and gross profit derived from generic drugs tend to follow a pattern based on regulatory and competitive factors unique to the generic pharmaceutical industry. As patents for brand-name products and related exclusivity periods mandated by regulatory authorities expire, the first generic manufacturer to receive regulatory approval for generic equivalents of such products is usually able to achieve relatively high revenues and gross profit. As other generic manufacturers receive regulatory approvals on competing products, prices and revenues typically decline. Accordingly, the level of revenues and gross profit we can achieve from developing and manufacturing generic products depends, in part, on our ability to develop and introduce new generic products, the timing of regulatory approval of our products, and the number and timing of regulatory approvals of competing products.

Competition in the United States generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand-name drug manufacturers are increasingly selling their products into the generic market directly by acquiring or forming strategic alliances with generic pharmaceutical companies. No regulatory approvals are required for a brand-name manufacturer to sell directly or through a third party to the generic market, nor do such manufacturers face any other significant barriers to entry into such market. These competitive factors may have a material adverse effect on our ability to sell our generic products.

There can be no assurance that we will be able to successfully compete in the generic drug business or market any of our current or proposed products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Certain Factors That May Affect Future Results."

Government Regulation

Our products are highly regulated, principally by the FDA, the U.S. Drug Enforcement Agency, state governments and governmental agencies of other countries. Federal and state regulations and statutes impose certain requirements on the testing, manufacture, labeling, storage, recordkeeping, approval, advertising and promotion of our products. Noncompliance with applicable requirements can result in judicially and administratively imposed sanctions, including seizures of adulterated or misbranded products, injunction actions, fines and criminal prosecutions. Administrative enforcement measures can also involve product recalls and the refusal by the government to approve new drug applications, known as NDAs, or abbreviated new drug applications, known as ANDAs. In order to conduct clinical tests and produce and market products for human diagnostic and therapeutic use, we must comply with mandatory procedures and safety standards established by the FDA and comparable state and foreign regulatory agencies. Typically, standards require that products be approved by the FDA as safe and effective for their intended use prior to being marketed for human applications.

To obtain an NDA, or FDA approval for a new drug or generic equivalent, a prospective manufacturer must, among other things, comply with the FDA's current Good Manufacturing Practices, or cGMP, regulations. The FDA may inspect the manufacturer's facilities to assure such compliance prior to approval or at any other reasonable time. We must follow cGMP regulations at all times during the manufacture and other processing of drugs. To comply with the requirements set forth in these regulations, we must continue to expend significant time and resources in the areas of development, production, quality control and quality assurance.

We must obtain FDA approval in the form of an ANDA before we can market a generic equivalent of a previously approved drug. The process for obtaining an ANDA approval is as follows:

Abbreviated New Drug Application (ANDA) - The Waxman-Hatch Act of 1984 established a statutory procedure for the submission and FDA review and approval of ANDAs for generic versions of drugs previously approved by the FDA. Under the ANDA procedure, the FDA waives the requirement of conducting complete clinical studies of safety and efficacy, and instead typically requires the applicant to submit data illustrating that the generic drug formulation is "bioequivalent" to a previously approved drug. "Bioequivalence" means that the rate of absorption and the levels of concentration of a generic drug in the body needed to produce a therapeutic effect are substantially equivalent to those of the previously approved drug. For some drugs, the FDA may require other means of demonstrating that the generic drug is bioequivalent to the original drug. The NDA and ANDA approval processes both generally take a number of years and involve the expenditure of substantial resources.

The Waxman-Hatch Act establishes certain statutory protections for FDA-approved drugs, which could preclude submission or delay the approval of a competing ANDA. One such provision allows a five-year market exclusivity period for NDAs involving new chemical compounds and a three-year market exclusivity period for NDAs (including different dosage forms) containing data from new clinical investigations essential to the approval of the application. Both patented and non-patented drug products are subject to these market exclusivity provisions. Another provision of the act extends patents for up to five years as compensation for reduction of the effective market life of the patent resulting from the time involved in the federal regulatory review process.

The Prescription Drug User Fee Act of 1992, enacted to expedite drug approval by providing the FDA with resources to hire additional medical reviewers, imposes three types of user fees on manufacturers of NDA-approved prescription drugs. Applicants submitting only ANDAs and most other off-patent drug manufacturers, including Able Laboratories, are not currently subject to any of the three user fees. If we submit NDAs for non-ANDA products, we may be subject to user fees.

Penalties for wrongdoing in connection with the development or submission of an ANDA were established by the Generic Drug Enforcement Act of 1992, authorizing the FDA to permanently or temporarily bar companies or individuals from submitting or assisting in the submission of an ANDA. The FDA may also temporarily deny approval and suspend applications to market generic drugs. The FDA may also suspend the distribution of all drugs approved or developed in connection with certain wrongful conduct, and under certain circumstances also has authority to withdraw approval of an ANDA and to seek civil penalties. We do not expect the law to have a material impact on the review or approval of our ANDAs.

Reimbursement legislation such as Medicaid, Medicare, Veterans Administration and other programs govern reimbursement levels. All pharmaceutical manufacturers rebate to individual states a percentage of their revenues arising from Medicaid-reimbursed drug sales. Generic drug manufacturers currently rebate 11% of average net sales price for products marketed under ANDAs. Makers of NDA-approved products are required to rebate the greater of 15.2% of average net sales price or the difference between average net sales price and the lowest net sales price during a specified period. We believe that the federal and state governments may continue to enact measures in the future aimed at reducing the cost of drugs and devices to the public. We cannot predict the nature of such measures or their impact on our profitability.

We currently manufacture several products which are regulated as "old drugs" and subject to the requirements of the Over-the-Counter Drug Review regulations promulgated by the FDA. This class of drugs requires no prior approval from FDA before marketing, but such products must comply with applicable FDA monographs which specify, among other things, required ingredients, dosage levels, label contents and permitted uses. These monographs may be changed from time to time, in which case we might be required to change the formulation, packaging or labeling of any affected product. Changes to monographs normally have a delayed effective date, so while we may have to incur costs to comply with any such changes, disruption of distribution is not likely.

The FDA can also significantly delay the approval of a pending NDA or ANDA under its "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Policy." Manufacturers of drugs and devices must also comply with the FDA's current Good Manufacturing Practices or cGMP standards, or risk sanctions such as the suspension of manufacturing approval, the seizure of drug products or the FDA's refusal to approve additional applications.

We can give no assurance that we will obtain the requisite approvals from the FDA for any of our proposed products or processes, that the process to obtain such approvals will not be excessively expensive or lengthy, or that we will have sufficient funds to pursue such approvals. Our failure to receive the requisite approvals for our products or processes, when and if developed, or significant delays in obtaining such approvals, would prevent us from commercializing our products as anticipated and would have a materially adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Certain Factors That May Affect Future Results."

Product Liability Insurance Coverage

We presently maintain product liability insurance in the amount of $10,000,000 for the products we market. We also maintain product liability insurance for those products in clinical investigations. Although we intend to obtain product liability insurance prior to the commercialization of certain products which are not presently insured, there can be no assurance that we will obtain such insurance at favorable rates or, even if obtained, that any insurance will be adequate to cover potential liabilities.

In the event of a successful suit against us, insufficiency of insurance coverage could have a materially adverse impact on our operations and financial condition. Furthermore, the costs of defending or settling a product liability claim and any attendant negative publicity may materially adverse affect on us, even if we ultimately prevailed. Furthermore, certain food and drug retailers require minimum product liability insurance coverage as a precondition to purchasing or accepting products for commercial distribution. Failure to satisfy these insurance requirements could impede our ability to achieve broad commercial distribution of our proposed products, which could have a materially adverse effect upon our business and financial condition.

Proprietary Technology

Our generic business relies upon unpatented trade secrets and proprietary technologies and processes. There is no assurance that others will not independently develop substantially equivalent proprietary information and techniques, or gain access to our trade secrets or proprietary technology, or that we can meaningfully protect unpatented trade secrets. We require employees, consultants and other advisors to execute confidentiality agreements. However, these agreements may not provide meaningful protection for our trade secrets, or adequate remedies in the event of unauthorized use or disclosure of such information. The manufacture and sale of certain products will involve the use of processes, products or information, including some owned by others.

Employees

As of March 18, 2002, we had 180 full-time employees, of whom 18 were employed in selling, general and administrative activities and 162 were employed in research and development and manufacturing. None of our employees are represented by a union. We believe our relationship with our employees is good.

Item 2. *Properties*

We maintain our principal executive offices at 200 Highland Avenue, Suite 301, Needham, Massachusetts 02494. The premises consist of approximately 2,580 square feet of space and we have an option to extend the lease annually.

We have a 46,000 square foot leased manufacturing facility and a 22,000 square foot leased office and warehouse facility, both in South Plainfield, New Jersey. The premises are leased from unaffiliated parties for terms expiring on March 31, 2015 and September 30, 2004, respectively.

We believe that our present facilities are adequate to meet our current needs. If new or additional space is required, we believe that adequate facilities are available at competitive prices in the respective areas.

Item 3. ***Legal Proceedings***

On August 27, 2001, Novopharm USA, Inc. filed a complaint against Able Laboratories, Inc. in the Superior Court of New Jersey (Middlesex County). Novopharm's complaint alleges that we breached a joint commercialization agreement for the development, production, marketing, and sale of generic clorazepate dipotassium tablets. In its complaint, Novopharm seeks approximately $2,000,000 claimed to be due for payments made by Novopharm to improve our facilities and in respect of Novopharm's raw material purchase costs, and makes claims for compensation for assistance rendered by Novopharm to us and for our sales of clorazepate dipotassium tablets.

Novopharm served its complaint on Able on January 15, 2002, and we answered on February 19, 2002, denying liability. We also made counterclaims against Novopharm, asserting that it failed to pay us $900,000 for clorazepate sales, and failed to undertake promised sales efforts. Further, we asserted that Novopharm's only recovery for advances and raw material costs was through sales under the joint commercialization agreement, and that Novopharm had breached a separate product agreement, failing to pay us $269,000. In court, we intend to contest Novopharm's claims vigorously, but we are also discussing the possibility of resolving our differences through means other than litigation.

We are also involved in certain other legal proceedings from time to time incidental to our normal business activities. While the outcome of any such proceedings, including the Novopharm suit, cannot be accurately predicted, we do not believe the ultimate resolution of any existing matters should have a material adverse effect on our financial position or results of operations.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our security holders during the last fiscal quarter of the year ended December 31, 2001.

PART II

Item 5. *Market for Common Equity and Related Stockholder Matters*

(a) Market Price of Common Stock

Our Common Stock is traded on the Boston Stock Exchange and is quoted on the OTC Bulletin Board under the symbol "ABRX." On February 28, 2002, based upon information from American Stock Transfer & Trust Company, our transfer agent, there were approximately 2,613 holders of record of Common Stock. We believe that there are a substantial number of additional beneficial owners that hold Common Stock in "street name" through brokerage firms. The following table sets forth, for the periods indicated, the range of quarterly high and low sale prices as reported on the OTC Bulletin Board for the Common Stock.

	Common Stock	
	High	Low
Fiscal 2000:		
January 1 to March 31, 2000	$1.32	$0.25
April 1 to June 30, 2000	0.90	0.33
July 1 to September 30, 2000	0.46	0.25
October 1 to December 31, 2000	0.32	0.16
Fiscal 2001:		
January 1 to March 31, 2001	$0.44	$0.17
April 1 to June 30, 2001	0.38	0.19
July 1 to September 30, 2001	0.61	0.22
October 1 to December 31, 2001	0.45	0.28

We have never paid dividends to common stockholders since inception and do not plan to pay dividends to common stockholders in the foreseeable future. We intend to retain any earnings to finance our operations.

(b) Sales of Unregistered Securities

During the last fiscal quarter of the year ended December 31, 2001, we sold the following securities pursuant to one or more exemptions from registration under the Securities Act of 1933, as amended, including the exemption provided by Section 4(2) thereof and Rule 506 promulgated thereunder:

- In December 2001, we issued 21,095,000 shares of common stock at $0.24 per share in exchange for gross proceeds of $5,062,800.
- During the fiscal quarter ended December 31, 2001, we issued an aggregate of 9,751,669 shares of common stock upon exercise of options and warrants and conversion of convertible debt and convertible equity securities.

We used all of the net cash proceeds raised by the sale of unregistered securities for working capital.

Item 6. *Selected Financial Data*

The selected financial data set forth below has been derived from our audited financial statements. The information set forth below should be read in connection with the financial statements and notes thereto, as well as other information contained in this Report which could have a material adverse effect on our financial condition and results of operations. In particular, refer to the matters described under the heading "Certain Factors That May Affect Future Results" contained elsewhere in this Report.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Statement of Operations Data:					
Sales, net	$ 19,594	$ 31,456	$ 29,140	$ 24,980	$ 14,010
Costs of sales	12,533	25,711	24,378	21,283	13,256
Gross profit	7,061	5,745	4,762	3,697	754
Operating expenses	8,262	12,358	11,026	14,227	10,832
Operating income (loss)	(1,201)	(6,613)	(6,264)	(10,530)	(10,078)
Other income (expense), net	(3,272)	(1,839)	(1,887)	(2,082)	(2,163)
Net loss	(4,473)	(8,452)	(8,151)	(12,612)	(12,241)
Less returns to preferred stockholders	(9,060)	(1,443)	(1,914)	(884)	(2,108)
Net loss applicable to common stock	$ (13,533)	$ (9,895)	$ (10,065)	$ (13,496)	$ (14,349)
Net loss per share – basic and diluted	$(0.10)	$ (0.13)	$ (0.20)	$ (0.67)	$ (4.48)
Weighted average number of shares outstanding	129,441	78,485	51,221	20,059	3,204

	At December 31,				
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Current assets	$ 11,304	$ 11,239	$ 13,785	$ 11,168	$ 13,933
Total assets	17,638	16,914	21,230	21,445	29,348
Current liabilities	5,155	15,529	14,912	21,672	25,644
Long-term debt	2,291	2,700	5,642	2,369	1,079
Deferred gain on sale of subsidiary	1,297	—	—	—	—
Stockholders' equity (deficit)	8,895	(1,315)	676	(2,596)	2,625
Working capital (deficit)	6,149	(4,290)	(1,127)	(10,504)	(11,711)

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Overview

We develop, make and sell generic drugs. From our inception in 1988 until 1996, we focused primarily on developing new drugs and licensing the resulting products and technologies to others. Beginning in 1996, we began shifting our focus and through acquiring three separate companies became a generic drug manufacturing and distribution business. In 1996 we acquired Able Laboratories, Inc., our generic drug development and manufacturing business. In 1997 and 1998, respectively, we acquired Superior Pharmaceutical Company and Generic Distributors, Incorporated, our distribution operations.

Generic drug development, manufacturing and distribution is a highly competitive business and there are several companies with substantially greater resources that compete with us. Our distribution businesses sold mostly our competitors' products and the combination of manufacturing and distribution business did not create the strategic advantages we were seeking. On the contrary, we found that we were divided both financially and managerially. As our financial performance failed to meet expectations, our senior lender restricted our borrowing ability and as a result we faced a working capital shortage. After careful analysis, we decided to divest our distribution operations and continue only as a generic drug development and manufacturing company selling only our own products to customers. In November 2000, we sought and obtained the approval of our shareholders to sell the Superior distribution business and we completed the sale on February 23, 2001. We sold the assets of our Generic Distributors, Incorporated subsidiary in a separate transaction on December 29, 2000. On May 18, 2001, we merged our subsidiary, Able Laboratories, Inc., into our parent company, DynaGen, Inc. and changed DynaGen's name to Able Laboratories, Inc.

The sale of the two distribution subsidiaries involved complex financial transactions. The future outcome of our current strategy is still unknown. In the section of this Report entitled "Certain Factors That May Affect Future Results," we have described several risk factors which we believe are significant. We consider each of these risks specific to us, although some are industry or sector related issues which could also impact to some degree other businesses in our market sector. You should give very careful consideration to these risks and pay special attention to the recent developments when you evaluate the Company.

We have financed our operating losses primarily through the proceeds from public and private stock offerings and debt offerings. We have incurred losses since inception and may incur additional losses in the future.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management; as a result, they are subject to an inherent degree of uncertainty. In applying these policies, our management makes estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. Those estimates and judgments are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information that we obtain from our customers and outside sources, and on various other assumptions that we believe to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies include:

Inventories. Inventories are stated at the lower of average cost or market, with cost being determined on the first-in, first-out method. We establish reserves for slow-moving and obsolete inventories based on our historical experience and management's assessment of current product demand. We evaluate the adequacy of these reserves quarterly.

Revenue recognition and accounts receivable. Revenue on product sales is recognized when persuasive evidence of an arrangement exists, the price is fixed and final, delivery has occurred and there is a reasonable assurance of collection of the sales proceeds. We obtain oral or written purchase authorizations from our customers for a specified amount of product at a specified price and consider delivery to have occurred at the time of shipment. We recognize revenue upon shipment. Revenues from sales of our products may be subject to agreements with customers allowing chargebacks, rebates, rights of return and other allowances. We establish allowances at the same time as we recognize revenue, based on the underlying agreements. We also provide allowances for estimated uncollectible accounts based on historical experience and current developments with our customers.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales: Sales for the year ended December 31, 2001 were $19,594,231 compared to $31,456,479 for the year ended December 31, 2000. In the year 2000, sales of $30,163,418 were from GDI and Superior compared to sales of $3,067,567 from Superior included in the current year. The sales generated by Able in the current year of $16,526,664 is a significant increase over the prior year sales. Following the sale of Superior, our sales for the second quarter of 2001 were $3,530,737. Sales increased by 44% from the second quarter to $5,070,600 in the third quarter of 2001 and increased by 39% to $7,066,599 in the fourth quarter of 2001. Subsequent to the sale of

Superior Pharmaceutical, Able has continued to sell its products to Superior for further distribution. Sales to Superior represent approximately 34% of net sales for the year ended December 31, 2001. We expect that sales to Superior will decrease as a percentage of sales in 2002 as we continue to add additional customers who buy products directly from us.

Cost of Sales: Cost of sales was $12,533,440 or 64% of sales for the year ended December 31, 2001, compared to $25,711,147, or 82% of sales for the year ended December 31, 2000. Cost of sales for the third and fourth quarters of 2001 were 59% and 57%, respectively. As sales continue to increase we expect cost of sales to decline as a percentage of net sales. The margins of our new products are much higher than the margins from our former distribution business.

Selling, General and Administrative Expenses: Selling, general and administrative expenses for the year ended December 31, 2001 were $5,909,245 compared to $9,966,250 for the year ended December 31, 2000, a decrease of $4,057,005. The expenses relating to Superior and GDI for the prior year were $5,473,234 compared to $581,292 in the current year, a decrease of $4,891,942. This decrease was partially offset by the cost of new personnel at our manufacturing facility.

Research and Development: Research and development expenses were $2,352,666 for the year ended December 31, 2001 compared to $2,392,166 for the year ended December 31, 2000. In the current year, we received twelve FDA approvals and continued to spend significant funds on research and development.

Other Income (Expense): We recorded a $2,730,000 loss on our investment securities in RxBazaar in 2001. We received these securities as a result of the exchange agreement we entered into in connection with the sale of Superior. We recorded a loss of $50,000 on the sale of $1,000,000 of preferred stock in RxBazaar in the first quarter of 2001 and wrote down the balance of our investment by $2,680,000 at December 31, 2001 based on our impairment analysis. In addition, we have deferred the gain of $1,296,597 on the sale due to our ownership interest and our guarantee of the $2,250,000 senior subordinated debt of RxBazaar. RxBazaar assumed this debt in connection with our sale of Superior. Interest and financing expenses of $1,077,100 for the year ended December 31, 2001, compared to $2,157,423 for the year ended December 31, 2000. The interest expense was lower in 2001 by $1,080,323 as our senior secured debt was paid off and our senior subordinated debt was eliminated as a result of the sale of Superior. We expect that interest and financing expense will continue to decrease in 2002 unless we need to borrow to finance the growth of our business. Miscellaneous income was $535,313 for the year ended December 31, 2001, compared to $632,463 for the year ended December 31, 2000. Miscellaneous income in 2001 consisted primarily of forgiveness of debt and a $125,000 licensing fee. Miscellaneous income in 2000 consisted primarily of forgiveness of debt and termination of a trade agreement.

Net Loss: The Company incurred a net loss of $4,472,907 for the year ended December 31, 2001, compared to a net loss of $8,451,651 in the prior year. After beneficial conversion features and dividends to preferred stockholders, we recorded a net loss applicable to common stock of $13,532,931 or $0.10 per share for the year ended December 31, 2001, compared to a net loss applicable to common stock of $9,895,444 or $0.13 per share in the prior year. We have received twelve new product approvals from the FDA during 2001 of which eight were received in the quarter ending September 30, 2001. We reported operating income of $194,542 and $546,932, respectively, in the third and fourth quarters of 2001 compared to operating losses of $1,942,594 in the first six months of 2001. We expect the operating performance of the Company to continue to improve in the upcoming year.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Sales: Sales for the year ended December 31, 2000 were $31,456,479, compared to $29,139,553 for the year ended December 31, 1999. This increase of $2,316,926 or 8.0% is primarily the result of improved new product sales at Able Laboratories. Sales for the fourth quarter of 2000 declined to $6,764,563 from $8,164,896 in 1999 as a result of our inability to purchase inventory at Superior due to restrictions imposed on us by our senior lender.

Cost of Sales: Cost of sales was $25,711,147 or 82% of sales for the year ended December 31, 2000 compared to $24,377,890 or 84% for the year ended December 31, 1999. The high percentage cost in 2000 and 1999 was due to low production and sales levels at Able, which did not support the fixed manufacturing costs of the

Able facility. Cost of sales for Superior and GDI for 2000 and 1999 were 81% and 77%, respectively, of product sales.

Selling, General and Administrative Expenses: Selling, general and administrative expenses for the year ended December 31, 2000 were $9,966,250, compared to $8,912,374 for the year ended December 31, 1999. The increase in expenses was primarily attributable to increased salaries and benefits at Able and Superior totaling approximately $276,000 and an increase in bad debt expense of approximately $496,000.

Research and Development: Research and development expenses for the year ended December 31, 2000 were $2,392,166 or 7.6% of sales, compared to $1,713,416 or 5.9% of sales for the year ended December 31, 2000. All of these expenses relate to research and biostudies conducted by Able Laboratories. The increase was primarily due to the increased number of biostudies we initiated during 2000.

Other Income (Expense): Interest and financing expenses of $2,157,423 for the year ended December 31, 2000, compared to $2,425,730 for the year ended December 31, 1999, relate primarily to private placements of debt and bank loans. During 2000, we converted several debt obligations to equity which reduced our interest costs, however, the impact of a forbearance agreement we entered into with our senior lender offset most of this benefit.

Net Loss: We incurred a net loss of $8,451,651 in 2000, compared to a net loss of $8,151,318 in 1999. The increase in the net loss for the year ended December 31, 2000 was primarily due to the negative impact of our fourth quarter. In the fourth quarter of 2000, we incurred a net loss of $4,607,095 compared to a net loss of $2,988,177 in the prior year. Our fourth quarter results were significantly impacted by the forbearance agreement with our senior lender, which by reducing the amount we were able to borrow to finance our operations negatively impacted our sales volume and our gross profit margin and which also negatively affected our operating expenses. We also invested $878,254 in research and development expenses in the fourth quarter of this year compared to $515,383 in the corresponding quarter of 1999.

Liquidity and Capital Resources

As of December 31, 2001, we had working capital of $6,148,610, compared to a working capital deficit of $4,289,639 at December 31, 2000. Cash was $1,155,266 as of December 31, 2001, compared to $373,832 at December 31, 2000. The $10,438,249 increase in our working capital is due to the August 2001 sale of Series Q Preferred Stock and the December 2001 sale of common stock. With the proceeds of these financings, we acquired raw materials for production of our recently approved products. Accounts receivable was $4,646,203 and inventory was $4,718,909 at December 31, 2001. The accounts receivable allowance at December 31, 2001 includes allowances for customer chargebacks, rebates, other pricing adjustments and doubtful accounts. Management expects accounts receivable and inventory will continue to increase over the near term as sales continue to increase. We expect to fund our working capital needs from operations.

On February 23, 2001, pursuant to an agreement between the Company, RxBazaar, Inc. and Superior Pharmaceutical Company, RxBazaar acquired Superior in a cash merger. As a result of the merger, we received a cash payment of $4,000,000 and RxBazaar assumed our existing 13.5% senior subordinated debt in the amount of $2,248,875. We remain liable for the subordinated debt as a guarantor. In addition, the holders of the subordinated debt may convert such debt, in whole or in part, into common stock of Able or RxBazaar, and we have agreed to register for resale any shares of our common stock issued upon such a conversion of the subordinated debt. We also issued contingent stock purchase warrants which allow the holders of the senior subordinated debt to purchase 2,500,000 shares of our common stock at $.01 per share if the senior subordinated debt is still outstanding on June 17, 2002. The purchase price and terms of the merger were determined in arms-length negotiations between the parties.

On February 23, 2001, we used the proceeds of the sale to pay off our obligations under a working capital loan with our senior lender. In addition, we settled our warrant put liability obligation by paying $300,000 and issuing $750,000 of 13.5% notes payable maturing February 2002. The notes were paid in full in February 2002.

In addition, in February 2001, we received $950,000 on the redemption of $1,000,000 of RxBazaar Series A Preferred Stock. In May and June 2001, we received $350,000 from the sale of Series P Preferred stock and $250,000 from the sale of Series O Preferred stock. In August 2001, we received aggregate consideration of

$6,115,000 from the sale of Series Q Preferred Stock. In December 2001, we received $5,062,800 in a sale of our common stock.

A summary of our outstanding contractual obligations at December 31, 2001 is as follows:

Contractual Obligations	Payments Due by Period				
	Total	2002	2003-2004	2005-2006	After 2006
			(in thousands)		
Debt Obligations	$ 2,877	$ 587	$ 493	$ 412	$ 1,385
Operating Leases	4,152	443	744	527	2,438
Total	$ 7,029	$1,030	$ 1,237	$ 939	$ 3,823

At December 31, 2001, our off-balance-sheet risk consists of our guarantee of the $2,250,000 senior subordinated debt assumed by RxBazaar in connection with the sale of Superior. This debt matures on June 17, 2004. RxBazaar is current with its payments on this obligation but is in default of certain loan covenants. RxBazaar is actively seeking additional equity financing and is pursuing options for new senior subordinated financing. If the debt remains outstanding on June 17, 2002, we will be obligated to issue warrants to purchase 2,500,000 shares of our common stock at $.01 per share.

Environmental Liability

We have no known material environmental violations or assessments.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. We will adopt SFAS No. 142 for our fiscal year beginning January 1, 2002. The adoption of SFAS 142 is not expected to have any material impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. We are currently evaluating the impact, if any, the adoption of this statement will have on our financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment and disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. We are currently evaluating the impact the adoption of this statement will have on our financial position and results of operations.

Certain Factors That May Affect Future Results

If we continue to incur losses, then the value of our common stock will likely decline.

We have incurred operating losses in every year since our inception. We had an accumulated deficit of $71,229,429 as of December 31, 2001. We incurred a net loss of $4,472,907 in the year ended December 31, 2001. If we continue to incur operating losses, then the value of our common stock will likely decline and investors could lose their investment.

Our losses have resulted principally from expenses we incurred in research and development activities, and from general and administrative costs associated with our development efforts. To continue development of our current and proposed products, we will need to expend substantial additional resources to conduct further product development and expand our manufacturing, sales, marketing, regulatory and administrative capabilities. Therefore, we may incur operating losses in the future as we expand our product programs.

We may have difficulty managing our growth.

We have been experiencing a period of rapid growth that has been placing a significant strain on all of our resources. Revenue from Able's operations for the year ended December 31, 2001 increased to $16,526,664. The number of our employees at our South Plainfield, New Jersey facility increased from 95 in March 2001 to 180 in March 2002. We anticipate that our revenues and business activities will continue to grow in 2002. To manage future growth effectively, we must maintain and enhance our financial and accounting systems and our manufacturing processes and compliance programs, as well as the operational and administrative tasks associated with integrating new personnel and managing expanded operations. The challenges inherent in managing growth are significant. If we are unable to meet these challenges, we could experience a material adverse effect on the quality of our products, our ability to retain key personnel and our business, operating results and financial condition.

We depend on a number of key personnel.

Our future success depends to a significant degree on the skill, experience and efforts of our chief executive officer and the other members of our senior management team. The loss of any member of our senior management team could have a material adverse effect on our business.

We face intense competition from other manufacturers of generic drugs.

In order to succeed in the generic drug business, we need to achieve a significant share of the market for each generic drug we market. The generic drug manufacturing and distribution business is highly competitive. We compete with several companies that are better capitalized than we are and that have financial and human resources significantly greater than ours. Because we manufacture generic drugs, our products by their very nature are chemically and biologically equivalent to the products of our larger and profitable competitors. Also, we believe that, as a rule, the first one or two companies to bring a generic alternative to the market will capture the highest market share for that product. These larger companies, with their greater resources, could bring products to market before us, and could capture a significant share of the market at our expense.

We are obligated to issue a large number of shares of common stock at prices lower than market value.

We are obligated to issue a large number of shares of common stock at prices lower than market value. Therefore, our common stock could lose value if a large number of shares are issued into the market. As of March 18, 2002, 171,184,665 shares of common stock were issued and outstanding. We have issued a large number of securities, such as options, warrants and convertible preferred stock, that are convertible by their holders into shares of common stock. As of March 18, 2002, we were obligated to issue up to approximately 53,844,307 additional shares of common stock upon the conversion or exercise of convertible securities and options. We have also reserved 41,654,218 shares of common stock for issuance pursuant to options and warrants granted to our employees, officers, directors and consultants. Because our certificate of incorporation authorizes a maximum of 225,000,000 shares of common stock, if all of the holders of these convertible securities exercised their rights to acquire common stock, we would not be able to honor all of our obligations. We intend to seek the approval of our stockholders for an increase in our authorized shares or a reverse stock split of our common stock, but we cannot give any assurance that we will obtain such approval. If we are unable to meet our obligations to issue additional shares of common stock, we would face material adverse consequences. The holders of these convertible securities likely would only exercise their rights to acquire common stock at times when the exercise price is lower than the price at which they could buy the common stock on the open market. Because we would likely receive less than current market price for any shares of common stock issued upon exercise of options and warrants, the exercise of a large number of these convertible securities could reduce the per-share market price of common stock held by existing investors. Also, the exercise of a large number of convertible securities could limit our ability to obtain additional equity capital by selling common stock. In all likelihood, we would be able to sell shares of common stock elsewhere on more favorable terms at the time the holders of convertible securities chose to exercise their rights.

Conversion of outstanding shares of convertible preferred stock may reduce the market price and dilute the relative voting power of our outstanding common stock.

The conversion of outstanding shares of preferred stock may result in substantial dilution to the equity interests of current holders of our common stock. Specifically, the issuance of a significant amount of additional shares of our common stock would result in a decrease of the relative voting power of holders of our common stock which was issued and outstanding prior to the conversion of the preferred stock. In addition, public resales of our common stock following conversions of preferred stock may depress the prevailing market price of our common stock. Even prior to the time of actual conversions of the preferred stock, the perception of a significant market "overhang" resulting from the existence of our obligation to honor such conversions could depress the market price of our common stock.

We do not have a sufficient number of shares of authorized common stock to convert all of our outstanding convertible securities.

Our certificate of incorporation authorizes a maximum of 225,000,000 shares of common stock. If all of the holders of our outstanding convertible securities, options and warrants exercised their rights to acquire common stock, we would not be able to honor all of our obligations. We intend to seek the approval of our stockholders for an increase in our authorized shares or a reverse stock split of our common stock, but we cannot give any assurance that we will obtain such approval. If we are unable to meet our obligations to issue additional shares of common stock, we would face material adverse consequences.

The value of our common stock fluctuates widely and investors could lose money on their investments in our stock.

The price of our common stock has fluctuated widely in the past, and it is likely that it will continue to do so in the future. The market price of our common stock could fluctuate substantially based on a variety of factors, including:

- quarterly fluctuations in our operating results;
- announcements of new products by us or our competitors;
- key personnel losses;
- sales of common stock; and
- developments or announcements with respect to industry standards, patents or proprietary rights.

Over the past twelve months, the market price of our common stock has fluctuated between approximately \$.17 and approximately \$.61, and was approximately \$.42 on March 18, 2002. These broad market fluctuations could adversely affect the market price of our common stock, in that at the current price, any fluctuation in the dollar price per share could constitute a significant percentage decrease in the value of a stockholder's investment. Also, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought such a lawsuit against us, we could incur substantial costs defending the lawsuit and we would have to divert management time and attention away from operations. A lawsuit based on the volatility of the stock price in whole or in part could seriously harm our business and your investment.

We may face product liability for which we are not adequately insured.

The testing, marketing and sale of drug products for human use is inherently risky. Liability might result from claims made directly by consumers or by pharmaceutical companies or others selling our products. We presently carry product liability insurance in amounts that we believe to be adequate, but we can give no assurance that such insurance will remain available at a reasonable cost or that any insurance policy would offer coverage sufficient to meet any liability arising as a result of a claim. We can give no assurance that we will be able to obtain or maintain adequate insurance on reasonable terms or that, if obtained, such insurance will be sufficient to protect us against such potential liability or at a reasonable cost. The obligation to pay any product liability claim or a recall of a product could have a material adverse affect on our business, financial condition and future prospects.

Intense regulation by government agencies may delay our efforts to commercialize our proposed drug products.

Before we can market any generic drug, we must first obtain FDA approval of the proposed drug and of the active drug raw materials that we use. In many instances, our approvals cover only one source of raw materials. If raw materials from a specified supplier were to become unavailable, we would be required to file a supplement to our Abbreviated New Drug Application to use a different manufacturer and revalidate the manufacturing process using a new supplier's materials. This could cause a delay of several months in the manufacture of the drug involved and the consequent loss of potential revenue and market share. For example, for a period of time we were unable to acquire the active drug for our clorazapate dipotassium product, and so we had to discontinue production of the product. The active drug ingredient has since become available again and we have resumed manufacturing the product.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We do not use any derivative financial instruments. Our exposure to market risk for a change in interest rates relates primarily to our debt instruments. Our debt instruments at December 31, 2001, are subject to fixed interest rates and principal payments. Management does not believe that any risk inherent in these instruments is likely to have a material effect on our consolidated financial statements.

Item 8. *Financial Statements and Supplementary Data*

Able Laboratories' Consolidated Financial Statements and Related Independent Auditors' Report are presented in the following pages. The financial statements filed in this Item 8 are as follows:

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Able Laboratories, Inc.
Needham, Massachusetts

We have audited the accompanying consolidated balance sheets of Able Laboratories, Inc. (formerly known as DynaGen, Inc.) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of loss, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Able Laboratories, Inc. and subsidiaries as of December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ WOLF & COMPANY, P.C.

Boston, Massachusetts
February 28, 2002

ABLE LABORATORIES, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,155,266	$ 373,832
Due on sale of subsidiary	—	800,000
Accounts receivable, net of allowances of $8,116,822 and $485,068	4,646,203	3,508,794
Inventory	4,718,909	5,889,235
Notes receivable	105,000	55,000
Prepaid expenses and other current assets	678,482	612,159
Total current assets	11,303,860	11,239,020
Property and equipment, net	4,495,511	3,701,501
Other assets:		
Investment in RxBazaar securities	1,040,000	—
Customer lists, net of accumulated amortization	—	1,153,958
Debt financing costs, net of accumulated amortization	182,606	402,784
Cash deposits with bond trustee	505,095	310,016
Deposits and other assets	110,617	106,343
Total other assets	1,838,318	1,973,101
	$17,637,689	$16,913,622
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Notes payable and current portion of long-term debt	$ 586,807	$ 8,252,678
Accounts payable and accrued expenses	4,568,443	6,183,233
Warrant put liability	—	1,076,472
Settlement obligation, current portion	—	16,276
Total current liabilities	5,155,250	15,528,659
Long-term debt, less current portion	2,290,500	2,248,875
Deferred gain on sale of subsidiary	1,296,597	—
Settlement obligation, less current portion	—	451,313
Total liabilities	8,742,347	18,228,847
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock, $.01 par value, 10,000,000 shares authorized, 67,910 and 52,260 shares of Series B through Q outstanding (liquidation value $6,791,000 and $5,215,880)	679	522
Common stock, $.01 par value, 225,000,000 shares authorized, 169,529,646 and 98,002,026 shares issued and outstanding	1,695,297	980,020
Additional paid-in capital	78,428,795	64,460,755
Accumulated deficit	(71,229,429)	(66,756,522)
Total stockholders' equity (deficit)	8,895,342	(1,315,225)
	$17,637,689	$16,913,622

See accompanying notes to consolidated financial statements.

ABLE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF LOSS

	Years Ended December 31,		
	2001	2000	1999
Sales, net	$ 19,594,231	$31,456,479	$ 29,139,553
Cost of sales	12,533,440	25,711,147	24,377,890
Gross profit	7,060,791	5,745,332	4,761,663
Operating expenses:			
Selling, general and administrative	5,909,245	9,966,250	8,912,374
Research and development	2,352,666	2,392,166	1,713,416
Loss on impairment of customer lists	—	—	400,000
Total operating expenses	8,261,911	12,358,416	11,025,790
Operating loss	(1,201,120)	(6,613,084)	(6,264,127)
Other income (expense):			
Loss on investment in RxBazaar securities	(2,730,000)	—	—
Loss on sale of subsidiary	—	(313,607)	—
Interest and financing expense	(1,077,100)	(2,157,423)	(2,425,730)
Miscellaneous income, net	535,313	632,463	538,539
Other income (expense), net	(3,271,787)	(1,838,567)	(1,887,191)
Net loss	(4,472,907)	(8,451,651)	(8,151,318)
Less returns to preferred stockholders:			
Beneficial conversion feature	8,536,886	1,292,142	1,745,377
Dividends paid and accrued	523,138	151,651	168,403
Net loss applicable to common stock	$(13,532,931)	$(9,895,444)	$(10,065,098)
Net loss per share-basic and diluted	$ (0.10)	$ (0.13)	$ (0.20)
Weighted average shares outstanding	129,440,562	78,484,857	51,221,275

See accompanying notes to consolidated financial statements.

ABLE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
Years Ended December 31, 2001, 2000 and 1999

	Preferred Stock		Common Stock		Paid In	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31,1998	52,152	$ 521	37,612,612	$ 376,126	$47,181,545	$(50,153,553)	$ (2,595,361)
Stock options and warrants exercised	—	—	363,172	3,632	(3,532)	—	100
Shares issued in private placements	33,000	330	—	—	5,684,655	—	5,684,985
Conversion of preferred stock	(39,228)	(392)	17,856,521	178,565	(178,173)	—	—
Conversion of debt and accrued interest	10,000	100	3,407,641	34,076	1,766,709	—	1,800,885
Stock and warrants issued for Superior settlement	—	—	1,500,000	15,000	1,982,000	—	1,997,000
Stock, options and warrants issued for services	—	—	3,115,000	31,150	1,908,122	—	1,939,272
Comprehensive Income: Net loss	—	—	—	—	—	(8,151,318)	(8,151,318)
Balance at December 31, 1999	55,924	559	63,854,946	638,549	58,341,326	(58,304,871)	675,563
Stock options and warrants exercised	—	—	2,541,616	25,416	27,159	—	52,575
Shares issued in private placements	43,600	436	—	—	3,551,249	—	3,551,685
Conversion of preferred stock	(47,264)	(473)	26,089,555	260,896	(260,423)	—	—
Conversion of debt and accrued interest	—	—	4,364,909	43,649	1,687,680	—	1,731,329
Stock, options and warrants issued for services	—	—	1,151,000	11,510	1,113,764	—	1,125,274
Comprehensive Income: Net loss	—	—	—	—	—	(8,451,651)	(8,451,651)
Balance at December 31, 2000	52,260	522	98,002,026	980,020	64,460,755	(66,756,522)	(1,315,225)
Stock options and warrants exercised	—	—	693,867	6,939	(6,539)	—	400
Shares issued in private placements	67,150	672	21,095,000	210,950	10,770,885	—	10,982,507
Conversion and redemption of preferred stock	(98,700)	(987)	46,258,753	462,588	(2,655,020)	—	(2,193,419)
Conversion of debt and accrued interest	—	—	650,000	6,500	108,500	—	115,000
Shares issued for investment securities	47,200	472	—	—	4,719,528	—	4,720,000
Stock, options and warrants issued for services	—	—	2,830,000	28,300	1,214,136	—	1,242,436
Cash dividends accrued on preferred stock	—	—	—	—	(183,450)	—	(183,450)
Comprehensive Income: Net loss	—	—	—	—	—	(4,472,907)	(4,472,907)
Balance at December 31, 2001	67,910	$ 679	169,529,646	$1,695,297	$78,428,795	$(71,229,429)	$ 8,895,342

See accompanying notes to consolidated financial statements.

ABLE LABORATORIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net loss	$(4,472,907)	$(8,451,651)	$(8,151,318)
Adjustments to reconcile net loss to net cash used for operating activities:			
Loss on impairment of customer lists	—	—	400,000
Gain on settlement of put liability	(26,472)	—	—
Loss on investment in RxBazaar securities	2,730,000	—	—
Loss on sale of subsidiary	—	313,607	—
Stock, options and warrants issued for services	1,242,436	1,125,274	1,939,272
Depreciation and amortization	912,617	2,059,774	1,784,440
(Increase) decrease in operating assets:			
Accounts receivable	(4,710,139)	1,335,230	(1,909,174)
Inventory	(3,619,990)	568,946	(501,525)
Prepaid expenses and other current assets	(384,478)	45,947	(57,912)
Deposits and other assets	(367,218)	(65,565)	64,067
Increase in operating liabilities:			
Accounts payable and accrued expenses	2,813,414	2,053,311	1,629,786
Net cash used for operating activities	(5,882,737)	(1,015,127)	(4,802,364)
Cash flows from investing activities:			
Purchase of property and equipment	(1,549,946)	(497,722)	(2,586,232)
Proceeds from sale of subsidiaries	4,800,000	—	—
Proceeds from sale of investment in RxBazaar securities	950,000	—	—
Net cash provided by (used for) investing activities	4,200,054	(497,722)	(2,586,232)
Cash flows from financing activities:			
Net proceeds from stock warrants and options	400	52,575	100
Net proceeds from private stock placements	10,207,507	3,551,685	5,684,985
Redemption of preferred stock	(2,193,419)	—	—
Net proceeds from debt	1,645,000	190,000	4,321,740
Debt financing costs paid	—	—	(723,212)
Payment of debt obligations	(1,235,966)	(547,307)	(4,000,492)
Net change in lines of credit	(5,959,405)	(1,670,821)	2,940,292
Decrease in bank overdraft	—	—	(621,313)
Net cash provided by financing activities	2,464,117	1,576,132	7,602,100
Net change in cash and cash equivalents	781,434	63,283	213,504
Cash and cash equivalents at beginning of year	373,832	310,549	97,045
Cash and cash equivalents at end of year	$ 1,155,266	$ 373,832	$ 310,549
Supplemental cash flow information:			
Interest paid	$ 850,478	$ 1,355,730	$ 1,890,770
Conversion of debt and accrued interest into common stock	115,000	1,731,329	1,050,885
Common stock and warrants issued for Superior settlement	—	—	1,997,000
Conversion of debt into preferred stock	775,000	—	750,000
Preferred stock issued for investment securities	4,720,000	—	—
Conversion of put liability to notes payable	750,000	—	—

Additional cash flow information is included in Notes 2 and 6.

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation

The consolidated financial statements include the accounts of Able Laboratories, Inc. (the "Company" or "Able"), which is engaged in the manufacture of generic pharmaceuticals and its inactive wholly-owned subsidiary, Monroe Subsidiary, Inc. (formerly Generic Distributors, Inc. or "GDI") which was engaged in the distribution of generic pharmaceuticals. On May 18, 2001, we merged our wholly-owned subsidiary, Able Laboratories, Inc., into our parent company, DynaGen, Inc. and changed DynaGen's name to Able Laboratories, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

In December 2000, we completed the sale of substantially all the assets of our GDI subsidiary to Louisiana Wholesale Distributors ("LWD"). We agreed to sell accounts receivable, inventory and fixed assets for cash consideration of $1,510,774 (see Note 2). Our GDI subsidiary changed its name to Monroe Subsidiary, Inc. after the sale. On February 23, 2001, we completed the sale of our subsidiary, Superior Pharmaceutical Company to RxBazaar, Inc. (see Note 2).

Use of Estimates

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to the carrying values of receivables, including allowances for chargebacks, rebates and returns, inventory and investment in RxBazaar securities and the valuation of equity instruments issued by the Company. Actual results could differ from those estimates.

Reclassifications

Certain amounts have been reclassified in the 2000 and 1999 consolidated financial statements to conform to the 2001 presentation. The reclassifications had no effect on net loss.

Cash Equivalents

Cash equivalents include interest-bearing deposits with original maturities of three months or less.

Inventory

Inventory is valued at the lower of average cost or market on a first-in first-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Depreciation expense is provided over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful life of the asset or the life of the related lease term.

Deferred Debt Financing Costs

Debt financing costs are being amortized on a straight-line basis over the term of the debt. The related amortization expense for 2001, 2000 and 1999 was $220,178, $483,204 and $136,289, respectively.

Revenue Recognition

Revenues from product sales are recognized when products are shipped. Revenues from sales may be subject to agreements allowing chargebacks, rebates, rights of return and other allowances. The Company provides allowances for potential uncollectible accounts, chargebacks, rebates, returns and other allowances. Allowances for chargebacks, rebates, returns and other allowances are established concurrently with the recognition of revenue.

Shipping and handling fees billed to customers are recognized in net sales. Shipping and handling costs are included in cost of sales.

Advertising Costs

Advertising costs are charged to expense when incurred.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the financial statement and tax bases of assets and liabilities using the currently enacted income tax rates expected to be in effect when the taxes are actually paid or recovered. A deferred tax asset is also recorded for net operating loss, capital loss and tax credit carry forwards to the extent their realization is more likely than not. The deferred tax expense for the period represents the change in the deferred tax asset or liability from the beginning to the end of the period.

Stock-Based Compensation

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plans generally have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to remain with the accounting in Opinion No. 25 and as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. The pro forma disclosures include the effects of all awards granted on or after July 1, 1995.

Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

For all periods presented, options, warrants, put warrants, convertible debt and convertible preferred stock were anti-dilutive and excluded from the diluted earnings per share computations.

The loss applicable to common stockholders has been increased by the stated dividends on the convertible preferred stock and the amortization of discounts on convertible preferred stock due to beneficial conversion features.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain statements, however, require entities to report specific changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. There were no other items of comprehensive income during 2001, 2000 and 1999.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. We will adopt SFAS No. 142 for our fiscal year beginning January 1, 2002. The adoption of SFAS 142 is not expected to have any material impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. We are currently evaluating the impact, if any, the adoption of this statement will have on our financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment and disposal of long-lived assets. This statement is effective for fiscal years beginning after December 15, 2001. We are currently evaluating the impact the adoption of this statement will have on our financial position and results of operations.

2. BUSINESS ACQUISITIONS AND DISPOSITIONS

SUPERIOR PHARMACEUTICAL COMPANY

On June 18, 1997, the Company acquired Superior Pharmaceutical Company ("Superior") for $6,250,000 in cash, $4,600,000 in promissory notes and 166,667 shares of common stock with a guaranteed value of $5,000,000. The Company was obligated to issue up to an additional 1,666,667 shares of its common stock on June 18, 1998 and pay the difference between $5,000,000 and the current aggregate market value of the shares issued. The Company recorded a $4,083,000 acquisition obligation at December 31, 1997 based on the difference between the current estimated fair value of the 1,833,334 shares of common stock issued and issuable and the guaranteed value of $5,000,000.

In May 1999, we settled all issues between us and the former Superior stockholders by:

- paying $1,500,000 in cash;
- issuing 1,500,000 shares of common stock;
- issuing warrants to purchase 1,000,000 shares of common stock at a price of $0.86 per share;
- issuing warrants to purchase 300,000 shares of Common stock at a price of $.01 per share; and;
- modifying the commercial lease agreement between Superior and a company controlled by the former stockholders.

The Superior acquisition has been accounted for as a purchase. The Company initially allocated $13,612,000 of the purchase price to customer lists, which was being amortized on a straight-line basis over five years. In addition the Company initially recorded goodwill of $386,219, which was being amortized over 15 years.

In 1998, the Company recorded a $2,500,000 loss on impairment of the Superior customer lists based on the Company's projections of future discounted cash flows of Superior. In 1999, the Company recorded an additional $400,000 loss on impairment based on a revised projection of the future discounted cash flows.

Under the May 1999 settlement, the Company valued the modification of its lease agreement for additional rent, using discounted cash flows, at $539,783, to be amortized over 15 years. The Company wrote off all of its remaining obligations to the former Superior shareholders. This transaction resulted in a reduction of $3,756,162 in the customer list. In addition, the goodwill balance of $329,047 was written off due to the reduction in the purchase price.

Amortization of customer lists amounted to $128,218, $769,308 and $948,972 for 2001, 2000 and 1999, respectively. Amortization of goodwill amounted to $8,605 for the year ended December 31, 1999.

On October 20, 2000, the Company entered into an agreement to sell Superior to RxBazaar, Inc. for $4,000,000 in cash and assumption of the Company's senior subordinated debt of $2,248,875. The transaction was approved by the Company's stockholders on November 27, 2000. The Company received a fairness opinion on the transaction from an investment bank. RxBazaar, Inc. was founded in October 1999 by two of the Company's directors and others. As of December 31, 2000, the Company owned 1,700,000 shares of RxBazaar's common stock which the Company received for services. RxBazaar valued these shares at $8,500 on issuance in January 2000. In addition, RxBazaar issued the Company a five year warrant to purchase 1,200,000 shares of common stock at $2.50 per share in September 2000 for services. RxBazaar valued the warrant at $300,000. The Company deferred recognition of the value of these securities at December 31, 2000.

On February 23, 2001, RxBazaar acquired Superior in a cash merger. As a result of the merger, the Company received a cash payment of $4,000,000 and RxBazaar assumed the Company's existing 13.5% senior subordinated debt in the amount of $2,248,875. The Company remains liable for the subordinated debt as a guarantor and issued contingent stock purchase warrants to the senior subordinated debt holders. The warrants allow the holders to purchase 2,500,000 shares of the Company's common stock at $.01 per share if the 13.5% senior subordinated debt is still outstanding on June 17, 2002. In addition, the holders of the subordinated debt may convert such debt, in whole or in part, into common stock of the Company or RxBazaar, and the Company has agreed to register for resale any shares of the Company common stock issued upon conversion of the subordinated debt. In connection with the sale of Superior, the Company sold accounts receivable of $3,572,730, inventory of $4,790,316, property and equipment of $191,715 and miscellaneous assets totaling $391,387 net of accounts payable and accrued expenses of $4,596,654. The Company has deferred the gain of $1,296,597 on the sale due to its continuing ownership interest in RxBazaar and its guarantee of the subordinated debt.

In February and March 2001, the Company received $4,700,000 of RxBazaar Series A Preferred stock plus accrued dividends of $20,000 in exchange for the Company's Series O Preferred Stock (see Note 10). RxBazaar redeemed $1,000,000 of this Series A Preferred Stock for $950,000 in February 2001. As of December 31, 2001, the Company owned 1,700,000 shares or approximately 7% of RxBazaar's common stock and $3,700,000 of RxBazaar's Series A Preferred Stock. As of December 31, 2001, the Company recorded a loss of $2,680,000 on its investment in RxBazaar as a result of the Company's impairment analysis.

A summary of Superior's condensed balance sheet and historical condensed results of operations included in the accompanying consolidated financial statements follows.

CONDENSED BALANCE SHEET
December 31, 2000

ASSETS

Cash	$ 135,561
Accounts receivable	3,773,367
Inventory	5,404,815
Other current assets	156,083
Total current assets	9,469,826
Property and equipment, net	205,070
Due from parent company	4,279,776
Other assets	20,145
Total assets	$13,974,817

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 3,654,262
Due to Able Laboratories	5,733,412
Stockholder's equity	4,587,143
Total liabilities and stockholder's equity	$13,974,817

CONDENSED STATEMENTS OF OPERATIONS

	Period Ended February 23,	Year Ended December 31,	
	2001	2000	1999
Sales, net	$3,067,567	$25,411,832	$21,476,606
Cost of sales	2,812,726	20,577,395	16,909,637
Gross profit	254,841	4,834,437	4,566,969
Selling, general and administrative expense	581,292	4,438,024	3,768,664
Operating profit (loss)	(326,451)	396,413	798,305
Miscellaneous income (expense)	120	1,200	(3,163)
Interest expense	—	(1,401)	(420,861)
Net income (loss)	$(326,331)	$ 396,212	$ 374,281

GENERIC DISTRIBUTORS, INCORPORATED

On March 2, 1998, the Company acquired Generic Distributors, Incorporated ("GDI") for $1,200,000 in cash, 10,500 shares of Series E Convertible Preferred Stock valued at $1,050,000 and 1,500 shares of Series F Convertible Preferred Stock valued at $100,000, for a total purchase price of $2,350,000.

The GDI acquisition was accounted for as a purchase. The company allocated $729,205 of the purchase price to customer lists, based on an independent appraisal, which was amortized on a straight line basis over five years. Amortization of customer lists amounted to $145,840 for each of the years 2000 and 1999.

On December 29, 2000, the Company sold substantially all the assets of GDI to Louisiana Wholesale Distributors, an unrelated third party, for $1,510,774. The Company received $800,000 of the sale proceeds in cash on January 3, 2001 and accounts payable of GDI amounting to $710,774 were paid out of the remaining proceeds. At December 31, 2000, the consolidated financial statements include $442,000 of accounts payable owed to creditors of GDI that were not assumed by the buyer. In August 2001, the Company settled these obligations with the creditors of GDI and recorded $300,000 of forgiveness of debt income. The Company recorded a loss of $313,607 on the sale in 2000 which included the write-off of the $315,992 unamortized balance of the customer lists.

Selected operating information for GDI is as follows:

	Years Ended December 31, 2000	1999
Revenues	$4,751,586	$5,618,282
Net loss	$ (388,680)	$ (239,275)
Net loss per share-basic	$ (0.00)	$ (0.00)

3. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31, 2001	2000
Accounts receivable	$12,763,025	$3,993,862
Allowances for returns and price adjustments	(7,966,237)	—
Allowance for doubtful accounts	(150,585)	(485,068)
Accounts receivable, net	$4,646,203	$3,508,794

Accounts receivable, net includes $42,987 due from Superior Pharmaceutical Company at December 31, 2001.

A summary of the activity in accounts receivable allowances is as follows:

	Returns and Price Adjustments	Doubtful Accounts	Total Allowances
Balance at December 31, 1998	$ —	$ 68,133	$ 68,133
Additions charged to operating expenses	—	225,120	225,120
Writeoff of uncollectible accounts	—	(23,228)	(23,228)
Balance at December 31, 1999	—	270,025	270,025
Additions charged to net sales	450,000	—	450,000
Additions charged to operating expenses	—	720,821	720,821
Deductions allowed to customers	(450,000)	—	(450,000)
Writeoff of uncollectible accounts	—	(505,778)	(505,778)
Balance at December 31, 2000	—	485,068	485,068
Additions charged to net sales	19,806,388	—	19,806,388
Additions charged to operating expenses	—	192,953	192,953
Deductions allowed to customers	(11,840,151)	—	(11,840,151)
Writeoff of uncollectible accounts	—	(527,436)	(527,436)
Balance at December 31, 2001	$ 7,966,237	$ 150,585	$ 8,116,822

4. INVENTORY

Inventory consists of the following:

	December 31, 2001	December 31, 2000
Raw materials	$ 2,968,959	$ 998,327
Work-in-progress	231,376	51,605
Finished goods	1,518,574	4,839,303
	$ 4,718,909	$ 5,889,235

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2001	December 31, 2000	Estimated Useful Lives
Machinery and equipment	$ 3,710,644	$ 2,877,595	7 years
Furniture, fixtures and computers	511,817	1,206,933	2-7 years
Leasehold improvements	1,845,514	1,394,707	15 years
	6,067,975	5,479,235	
Less accumulated depreciation and amortization	(1,572,464)	(1,777,734)	
	$ 4,495,511	$ 3,701,501	

Depreciation and amortization expense for 2001, 2000 and 1999 was $564,221, $569,719 and $418,400, respectively.

6. DEBT

Notes payable consist of the following:

	December 31, 2001	December 31, 2000
Bridge loans	$ 110,000	$ 236,000
Machinery and equipment financing	86,025	150,000
Equipment loan	654,500	—
NJEDA bonds	1,870,000	1,907,273
Working capital loan	—	5,959,405
Senior subordinated debt	—	2,248,875
Notes payable — put liability	156,782	—
Total	2,877,307	10,501,553
Less current portion	586,807	8,252,678
Long-term debt	$2,290,500	$ 2,248,875

Bridge Loans

During 1999, the Chairman of the Board periodically advanced personal funds to the Company for working capital and on December 31, 2001 and 2000, the balance payable was $110,000.

Additionally, two officer/directors pledged 164,025 shares and 135,125 shares respectively, of the Company's common stock to secure a note payable. These shares were subsequently sold by the creditor and a payable of $53,043 and $43,697 was recorded in 1999 to these executives for the pledge of their personal shares of the Company. During 2000, the company issued a total of 385,000 shares of common stock to the two executives in conversion of these notes and accrued interest. On December 31, 2000, bridge loans included $26,000 due to an officer/director for working capital loans made by him to the Company during the year. The loan was repaid in 2001. These loans bear interest at 10% per annum.

In November 1998, the Company received $500,000 from an unaffiliated investor at an interest rate of 12% due on March 20, 1999. A warrant to purchase 1,000,000 shares of common stock at $.05 per share expiring on November 20, 2000, valued at $97,490, was also issued in connection with this loan. This warrant was exercised in September 2000. During 1999, $400,000 was repaid towards the loan, leaving a balance of $100,000 on December 31, 1999. The Company issued a warrant to purchase 200,000 shares of common stock at an exercise price of $0.40 per share for an extension of this loan during 1999. The warrant was valued at $17,438 and charged to expense. In November 2000, the investor exercised part of the warrant for 50,000 shares of common stock and the remaining warrant expired in 2001. During 2000, the Company settled the amount owed to this investor together with all accrued interest.

On January 26, 1999, the Company received $500,000 from an accredited investor by executing a 10% promissory note due on April 15, 1999. The terms of the note required an increased interest rate from 12% to 18% if the note was not paid on the due date. This note was partially paid during 1999 and the balance on December 31, 1999 was $139,649. Two executives of the Company pledged their personal shares of Company common stock to repay this loan (see above). Two warrants to purchase a total of 535,000 shares of common stock at an exercise price of $0.05 per share were issued in connection with this note. These warrants were valued at $117,236 and charged to expense in 1999. The warrants were exercised in January 2000. The balance due to this investor was settled during 2000.

In January and February 1999 the Company sold to unaffiliated accredited investors unsecured 12% promissory notes due in ninety days in the aggregate principal amount of $400,000. The Company issued five year warrants to purchase a total of 240,000 shares of common stock at $0.25 per share and a warrant to purchase 32,500 shares of common stock at $0.02 per share to the placement agent in connection with this investment. The Company charged $12,253 to expense in 1999 in connection with the issuance of the warrants. In March 2000, we issued 786,000 shares of common stock of the Company to settle the debt of $400,000 together with accrued interest.

The Company also borrowed $100,000 from an unaffiliated investor in June 1999 to meet some its working capital requirements. The loan carries an interest rate of 10% per annum and is due on demand. The accrued interest on December 31, 2000 was $15,000 and on December 31, 1999, was $5,000. In February 2001, the Company issued 650,000 shares of common stock upon conversion of this note and the accrued interest.

In July 2001, the Company issued $775,000 in 8% convertible subordinated secured notes to several investors as part of a bridge financing. A director who is Able's president, and the Chairman of the Board of Directors, each advanced $250,000 to the Company in this transaction. In August 2001, the notes were converted into Series Q Preferred Stock.

Machinery and Equipment Financing

In July 1998, Able entered into a machinery and equipment financing agreement with the spouse of the Chairman of the Company whereby Able borrowed $150,000 at an annual interest rate of 15%. On December 31, 2001, the Company paid $63,975 in principal and interest of $36,025 on this loan. Interest expense for 2001, 2000 and 1999 amounted to $22,500 per year.

Equipment Loan

On February 16, 2001, the Company entered into an equipment financing transaction pursuant to which it borrowed $770,000 in a sale and leaseback arrangement. The borrowed amount is payable over a five-year term at an interest rate of 15%. Interest expense for 2001 was $86,625. At December 31, 2001, maturities of the loan are as follows: $154,000 in 2002, $154,000 in 2003, $154,000 in 2004, $154,000 in 2005 and $38,500 in 2006.

Convertible Debentures

In 1999, the Company received $980,000 by issuing 9% convertible subordinated debentures. The debentures matured in thirteen months and the principal and interest accrued automatically converted into shares of common stock on the maturity date. During 2000 and 1999, the Company recorded interest expense of $40,833 and $41,629, respectively, related to these debentures. In May 2000, the Company issued 2,948,909 shares of common stock and the debentures together with accrued interest were converted to equity.

New Jersey Economic Development Authority Bonds

On June 23, 1999, Able Laboratories, Inc., completed the Industrial Development Revenue Bond offering issued by the New Jersey Economic Development Authority. The bonds consist of series 1999A $1,700,000, 8% non-taxable and series 1999B $300,000, 8.25% taxable. Series 1999A bonds will mature in 15 years and series 1999B bonds will mature in 4 years. The total cost of the bond issue was $216,140 and the net proceeds were used for the acquisition, installation and commissioning of equipment and machinery. The bond cost is being amortized over 15 years. Amortization expense for 2001, 2000 and 1999 was $14,400, $14,390 and $7,142, respectively. At December 31, 2001, maturities of the bonds are as follows: $80,000 in 2002, $90,000 in 2003, $95,000 in 2004, $105,000 in 2005, $115,000 in 2006 and $1,385,000 in years 2007 through 2014.

In connection with these bonds, the Company has entered into various agreements with the New Jersey Economic Development Authority and the bondholders, including an escrow agreement pursuant to which the Company has deposited into escrow amounts intended to cover the Company's obligations under the bond documents. These amounts are included in other assets. Interest expense for 2001, 2000 and 1999 was $163,691, $174,146 and $80,374, respectively.

Working Capital Loan

On November 30, 1999, we completed a loan agreement with a bank that provided us with a revolving credit in the maximum amount of $14,000,000, secured by a lien on substantially all of our assets. The total amount available for borrowing under the loan agreement was based on eligible accounts receivable and inventory.

During 2000, the Company was in default of certain loan covenants and as a result the Company and the bank entered into a forbearance agreement. Under this agreement the bank increased the interest rate to its base rate plus 4%, charged us certain fees and gradually reduced the borrowing limit on the line. The limit on the line on January 1, 2001 was $6,250,000 and the interest rate was 13.5% under the agreement. This working capital loan was paid off on February 23, 2001 at the time of the sale of our subsidiary, Superior Pharmaceutical Company (see Note 2).

Interest expense for 2001 was $136,926, amortization of deferred expenses was $42,439 and early termination fees were $120,000. Interest expense for 2000 was $849,310 and amortization of deferred expenses was $436,462. Interest expense for 1999 was $56,582.

Senior Subordinated Debt and Warrant Put Liability

In June 1997, the Company obtained senior subordinated debt financing of $3,000,000 from two private investors bearing interest at 13.5% payable in monthly installments. The principal was payable upon maturity at the end of five years.

In June 1997, the Company also issued to the investors warrants to purchase 40,000 shares of common stock at $.10 per share exercisable for five years. In addition, these warrants were subject to put features under certain circumstances. Proceeds of $702,000 from this financing were allocated to the warrants, based on their estimated fair value. This amount is reflected as a warrant put liability at December 31, 2000 because the warrants gave the holders the choice of a cash settlement under certain conditions. The put allowed the holders to sell two-thirds of the warrants to the Company after three years for $667,000 and all of the warrants after five years for $1,500,000 unless the market value of the shares issuable pursuant to the warrant was equal to or greater than the put value. The Company was accruing the put value of the warrants to their redemption amounts over their respective terms. Amortization expense on the put liability for 2001, 2000, and 1999 was $0, $91,703 and $126,234, respectively. In connection with the sale of Superior on February 23, 2001, the Company settled its warrant put liability obligation by paying $300,000 and issuing $750,000 of 13.5% notes payable maturing February 2002. The notes require 10 equal monthly installments of principal and interest commencing May 2001.

The remaining proceeds from this offering in 1997 of $2,298,000 were allocated to the subordinated debt. The debt discount of $702,000 was being amortized, using the interest method, over the term of the debt. At December 31, 1997, the Company amortized the entire debt discount as the Company was in default under the terms of the debt agreement and the debt had been classified as a current liability.

In 1999, the Company exchanged $750,000 of this senior debt for 10,000 shares of Series L Preferred Stock. The Series L Preferred Stock is convertible into common stock at an average of the closing bid prices of the common stock for three days immediately preceding the conversion date. The Series L Preferred Stock has a dividend of 13.5% per annum. When the proceeds of the conversion of Series L Preferred Stock reach $750,000 plus accrued dividends, the balance of the Series L Preferred Stock will be canceled. The Company also issued 400,000 warrants to purchase common stock at $0.38 per share and 168,750 warrants to purchase common stock at $0.01 per share in connection with the negotiation of terms of the loan with the senior lenders. The warrants to purchase 168,750 shares of common stock were exercised during 2000. The value of these warrants totaling $122,344 was charged to expense during 1999. Interest expense on the debt and the put notes for 2001, 2000 and 1999 was $112,034, $303,750 and $396,562, respectively.

As of December 31, 2001, the Company remains liable for the senior subordinated debt as a guarantor. RxBazaar is current with its payments on this obligation but is in default of certain loan covenants.

7. INCOME TAXES

There was no provision for income taxes for 2001, 2000 and 1999, due to the Company's net operating losses. The difference between the statutory Federal income tax rate of 34% and the Company's effective tax rate is primarily due to net operating losses incurred by the Company and the valuation reserve against the Company's deferred tax asset.

The components of the net deferred tax asset are as follows:

	December 31,	
	2001	2000
Deferred tax asset:		
Federal	$21,733,000	$19,093,000
State	1,983,000	2,356,000
	23,716,000	21,449,000
Valuation reserve	(23,716,000)	(21,449,000)
Net deferred tax asset	$ —	$ —

The following differences give rise to deferred income taxes:

	December 31,	
	2001	2000
Net operating loss carry forward	$ 20,928,000	$19,652,000
Research tax credit carry forward	634,000	625,000
Other	2,154,000	1,172,000
	23,716,000	21,449,000
Valuation reserve	(23,716,000)	(21,449,000)
Net deferred tax asset	$ —	$ —

The increases in the valuation reserve are due to the Company's net operating losses.

As of December 31, 2001, the Company has the following tax carryforwards:

Expiration Date	Net Operating Losses Federal	Net Operating Losses State	Tax Credits Federal	Tax Credits State
	(In thousands)			
December 31, 2003	$ 150	$ 830	$ 2	$ —
December 31, 2004	757	2,983	31	—
December 31, 2005	1,012	2,689	20	—
December 31, 2006	2,545	3,403	100	26
December 31, 2007	3,249	3,118	170	26
December 31, 2008	3,426	3,083	138	—
December 31, 2009	2,654	—	121	—
December 31, 2010	5,162	—	—	—
December 31, 2011	4,446	—	—	—
December 31, 2017	10,999	—	—	—
December 31, 2018	5,924	—	—	—
December 31, 2019	6,349	—	—	—
December 31, 2020	7,534	—	—	—
December 31, 2021	3,083	—	—	—
Total	$ 57,290	$ 16,106	$ 582	$ 52

Use of net operating loss and tax credit carry forwards is subject to annual limitations based on ownership changes in the Company's common stock as defined by the Internal Revenue Code.

8. RELATED PARTY TRANSACTIONS

Notes Receivable

On December 31, 2000, the balance due from the officer of $55,000 plus accrued interest of $14,000 was included in current assets. During 2001, the Company advanced the officer an additional $50,000. The Company recognized interest income of $3,525, $3,150 and $3,338 on this note during 2001, 2000 and 1999, respectively.

RxBazaar, Inc.

During 2000, the Company entered into certain transactions with RxBazaar primarily through its wholly-owned subsidiary Superior Pharmaceutical Company. RxBazaar, which was founded in October 1999 by two of the Company's directors and others, provides an online marketplace for the purchase and sale of brand and generic drugs on the Internet. On October 20, 2000, the Company entered into an agreement to sell Superior to RxBazaar (see Note 2).

During 2000, RxBazaar and Superior assisted each other in developing their businesses. Superior acted as RxBazaar's fulfillment center for all sales made by RxBazaar through its website. Sales to RxBazaar by Superior during 2000 were approximately $1,362,000 or 5.4% of Superior's total sales for the year. Superior's purchases from RxBazaar were approximately $425,000 or 2.1% of Superior's cost of sales.

Subsequent to the sale of Superior, the Company has continued to sell products to Superior. Net sales to Superior were approximately $6,658,000 or 34% of net sales for 2001.

9. COMMITMENTS AND CONTINGENCIES

Lease Agreements

The Company leases offices and warehouse facilities under operating leases expiring in various years through March 31, 2015 that require the Company to pay certain costs such as maintenance and insurance. The main facility at Superior was rented from a related party. The related party rent was $70,000, $422,459 and $340,000 for 2001, 2000 and 1999, respectively.

The following is a schedule of future minimum lease payments for all operating leases (with initial or remaining terms in excess of one year) as of December 31, 2001:

Years Ending December 31,	Amount
2002	$ 442,758
2003	384,470
2004	359,193
2005	263,580
2006	263,580
Thereafter	2,438,115
Total minimum future lease payments	$ 4,151,696

Rent expense, net of subleases for 2001, 2000 and 1999 was $417,707, $763,971 and $703,681, respectively.

Employment Agreements

As of December 31, 2001, the Company has employment agreements with certain of its officers that provide for minimum annual salaries, reimbursement of business related expenses and participation in other employee benefit programs. The agreements also include confidentiality, non-disclosure, severance, automatic renewal and non-competition provisions. Salary levels are subject to periodic review by the Compensation Committee.

Contingencies

Legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial position or results of operations.

On August 27, 2001, Novopharm USA, Inc. filed a complaint against Able Laboratories, Inc. in the Superior Court of New Jersey (Middlesex County). Novopharm's complaint alleges that we breached a joint commercialization agreement for the development, production, marketing, and sale of generic clorazepate dipotassium tablets. In its complaint, Novopharm seeks approximately $2,000,000 claimed to be due for payments made by Novopharm to improve our facilities and in respect of Novopharm's raw material purchase costs, and makes claims for compensation for assistance rendered by Novopharm to us and for our sales of clorazepate dipotassium tablets.

Novopharm served its complaint on Able on January 15, 2002, and we answered on February 19, 2002, denying liability. We also made counterclaims against Novopharm, asserting that it failed to pay us $900,000 for clorazepate sales, and failed to undertake promised sales efforts. Further, we asserted that Novopharm's only recovery for advances and raw material costs was through sales under the joint commercialization agreement, and that Novopharm had breached a separate product agreement, failing to pay us $269,000. In court, we intend to contest Novopharm's claims vigorously, but we are also discussing the possibility of resolving our differences through means other than litigation.

10. PREFERRED STOCK, COMMON STOCK, OPTIONS AND WARRANTS

Preferred Stock

A summary of convertible preferred stock, $.01 par value, 10,000,000 shares authorized, is as follows:

	December 31, 2001		December 31, 2000	
	Par Value	Liquidation Value	Par Value	Liquidation Value
Series B convertible, 12,515 shares authorized, 0 and 400 shares issued and outstanding	$ —	$ —	$ 4	$ 39,880
Series E convertible, 10,500 shares authorized, 0 and 10,500 shares issued and outstanding	—	—	105	1,050,000
Series F convertible, 5,000 shares authorized, 0 and 1,500 shares issued and outstanding	—	—	15	150,000
Series H convertible, 20,000 shares authorized, 0 and 650 shares issued and outstanding	—	—	6	65,000
Series K convertible, 20,000 shares authorized, 0 and 6,500 shares issued and outstanding	—	—	65	650,000
Series L convertible, 10,000 shares authorized, 6,760 shares issued and outstanding	68	676,000	68	676,000
Series M convertible, 30,000 shares authorized, 0 and 12,850 shares outstanding	—	—	129	1,285,000
Series N convertible, 30,000 shares authorized, 0 and 13,000 shares issued and outstanding	—	—	130	1,300,000
Series Q convertible, 61,150 shares authorized, 61,150 and 0 shares issued and outstanding	611	6,115,000	—	—
Total	$ 679	$6,791,000	$ 522	$5,215,880

The Series B has a stated dividend of $7.00 per share per annum. The Series B was converted into common stock at a conversion price equal to the lesser of 125% of the average closing bid price, as defined (the "Series B Effective Price") or discounted percentages of the Series B Effective Price decreasing from 80% to 75% over time. During 1999, 5,200 shares were converted into 1,888,639 shares of common stock. During 2000, 1,900 shares were converted into 973,555 shares of common stock. During 2001, 400 shares were converted into 232,290 shares of common stock.

On August 21, 1997, the Company sold 7,500 shares of Series C for $750,000 and issued a warrant to purchase 25,000 shares of common stock at $7.4609 per share. The warrants expired on August 21, 2000. The Series C was converted into common stock at a conversion price equal to the lesser of 125% of the five-day average of the closing bid price of the common stock or discounted percentages, ranging from 80% to 74% over time, of the current five-day average closing bid price of the common stock. The Series C has a stated dividend of $7.00 per share per annum. During 1999, the balance of 2,882 shares was converted into 2,145,219 shares of common stock.

Effective December 31, 1997, the Company issued an 8% debenture due April 19, 2009 for $328,500 to settle certain penalties related to delayed registration of the Series C. The debenture was payable in common stock at the average trading value of common stock, for the five trading days preceding the conversion date. In 1999, this debenture was converted into 952,644 shares of common stock.

In March 1998, the Company sold 15,000 shares of Series D for $1,500,000. The conversion price was 85% of the average closing bid price for five trading days prior to the conversion. During 1999, the balance of 5,000 shares of Series D was converted into 1,955,999 shares of common stock.

In March 1998, the Company issued 10,500 shares of Series E and 1,500 shares of Series F in connection with its acquisition of GDI (see Note 2). The Series E and F were convertible into common stock at the market price on the date of conversion. On March 14, 2001, pursuant to a settlement agreement, the Company agreed to issue

3,110,000 shares of common stock and pay $105,000 in cash in settlement of its obligations pertaining to the Series E and Series F.

In 1997, the Company issued 6,500 shares of Series G in settlement of $650,000 of accrued expenses. These shares were convertible into common stock at the market price. The balance of 5,500 shares of Series G were converted into 300,000 shares of common stock in 1999.

In 1998, the Company sold 19,000 shares of Series H for $1,900,000. The Series H was convertible after a twelve month holding period into common stock based on 67% the average closing bid price for the preceding five days. During 1999, 17,100 shares were converted into 4,806,404 shares of common stock. There were no conversions of Series H in 2000. During 2001, the balance of 650 shares was converted into 350,200 shares of common stock.

In May and June 1999, the Company received $3,000,000 from the issuance of 3,000 shares of Series I to various unaffiliated investors. The Series I was convertible into common stock at 80% of the average of the closing bid price for the three selected closing bids of the five trading days immediately preceding any conversion date. The Company issued three-year warrants to purchase 165,652 shares of common stock at $0.91 per share and 34,722 shares of common stock at $0.396 per share in connection with this financing. The Company valued these warrants at $52,117. During 1999, 2,026 shares were converted into 6,409,550 shares of common stock. During 2000, the balance of Series I was converted into 4,314,775 shares of common stock.

In July 1999, the Company received $1,000,000 from the issuance of 1,000 shares of Series J to an unaffiliated investor. The Series J was convertible into common stock at 80% of the average closing bid price for the five trading days immediately preceding the conversion notice. During April and May 2000, the Company received an additional $500,000 through the sale of 500 shares of its Series J. The Company incurred $50,000 in expenses related to this financing. During 2000, the Series J was converted into 4,755,364 shares of common stock.

In August, September and November, 1999, the Company received $2,000,000 from the issuance of 20,000 shares of Series K to various unaffiliated investors. The Series K was convertible into common stock at 80% of the average price for the three days immediately preceding the conversion notice. The conversion price decreased to 75% and then to 70% over time. During 2000, 13,500 shares were converted into 8,309,232 shares of common stock. During 2001, 6,500 shares were converted into 5,240,405 shares of common stock.

In November 1999, the Company issued 10,000 shares of Series L in exchange for the cancellation of $750,000 of senior subordinated debt. The Series L is convertible into common stock having a value upon conversion of $750,000 plus dividends accruing at the rate of 13.5% per annum. In November 2000, 3,240 shares of Series L were converted into 1,110,000 shares of common stock. In January 2002, the balance of Series L was converted into 1,448,340 shares of common stock.

During July 2000, the Company received net proceeds of $1,220,000 from the sale of Series M to an investor. The Company incurred $590,000 in expenses related to the completion of this financing. In addition, the Company converted a $750,000 bridge loan received during the second quarter from the same investor into Series M. The Company issued 25,600 shares of Series M at $100 per share in exchange for the total proceeds of $2,560,000. The Series M carried a dividend of 4% and was convertible into common stock at 80% of the average of the three lowest prices per share during the five consecutive trading days prior to conversion. During 2000, 12,750 shares were converted into 6,886,792 shares of common stock. During 2001, 12,850 shares were converted into 8,435,351 shares of common stock.

On November 2, 2000, the Company received net proceeds of $781,685 from the sale of its Series N to an investor after expenses of $168,315. In addition, the Company converted a $350,000 bridge loan received during the third quarter from the same investor into Series N. The Company issued 13,000 shares of Series N at $100 per share in exchange for the total proceeds of $1,300,000. The Series N does not carry a dividend and was convertible into common stock at 80% of the five day average price per share immediately preceding the conversion date if the conversion occurs between sixty-one days and one hundred and twenty-one days after the issue date. This conversion price decreased to 75% if conversion occurs after one hundred and twenty-one days. During 2001, 12,950 shares of Series N were converted into 6,379,925 shares of common stock. In December 2001, the Company redeemed 50 shares of Series N for $6,666.

On February 15, 2001, the Company entered into an exchange and purchase agreement with equity investors of RxBazaar. The agreement gave the RxBazaar investors the right to exchange shares of RxBazaar's Series A Preferred Stock for shares of the Company's Series O. RxBazaar issued a total of $4,700,000 of Series A Preferred Stock to the equity investors. On February 22, 2001, an investor converted $1,000,000 of Series A Preferred Stock into $1,000,000 of Series O of the Company. The Series A Preferred Stock used to effect the exchange was immediately redeemed by RxBazaar for $950,000. In March 2001, the investors exchanged the remaining $3,700,000 of Series A Preferred Stock plus accrued dividends for $3,720,000 of Series O.

The Series O Preferred Stock carries an 8% dividend and was convertible to common stock at the lesser of $0.35 per share or 75% of the average of the three lowest per share prices in the ten consecutive trading days prior to conversion during the first 149 days and 70% on or after 150 days. The Company registered the common stock issuable on conversion in September 2001. In June 2001, the Company received an additional $250,000 from the sale of 2,500 shares of its Series O Preferred stock from an investor. During 2001, 34,122 shares of Series O were converted into 21,110,582 shares of common stock. In December 2001, the company redeemed 15,578 shares of Series O for $2,081,752.

In May and June 2001, the Company received $350,000 from the sale of 3,500 shares of its Series P. The Series P consists of 20,000 authorized shares priced at $100 each. The Series P was convertible on or after six months from the date of the investment at 80% of the average of the three-day closing bid price ending on the day prior to the conversion notice. The Series P Preferred stock does not carry any dividend. During 2001, the 3,500 shares were converted into 1,400,000 shares of common stock and the Company registered these shares on February 14, 2002.

In August 2001, the Company sold 61,150 shares of its Series Q at $100 per share for $6,115,000 in cash and conversion of outstanding debt. Net proceeds were $5,702,220 after placement costs of $412,780. The Company also issued a five year warrant to purchase 200,000 shares of common stock at $0.25 per share to the placement agent. The Company valued these warrants at $34,000. The Series Q carries an 8% dividend and is convertible to common stock as a group into the number of shares equal to the product of (a) the quotient obtained by dividing (i) the number of outstanding shares of Common Stock (assuming conversion of all outstanding floating rate convertible securities other than the Series Q) by (ii) 0.75, times (b) 0.25. The conversion ratio for the Series Q is subject to fluctuation since the number of shares issuable assumes conversion of all outstanding shares of the Series L, N, O, and P convertible preferred stock and the number of shares issuable upon conversion of such securities is based on a percentage of the average closing price of the common stock for a specified period prior to the date of conversion. After all of the shares of Series L, N, O, and P preferred stock have been converted or redeemed, the conversion ratio of the Series Q Preferred will be fixed. In January 2002, the conversion ratio was fixed at 880.52 shares of common stock for each share of Series Q.

The Company has agreed to register the shares of common stock issuable on conversion of the Series Q. As long as at least 50% of the shares of Series Q originally issued remain outstanding, during any period in which one or more conditions described below shall exist, the holders of Series Q are entitled to elect a majority of the directors of the Company. The conditions include: (1) default on any material amount of indebtedness, (2) failure to convert the Series Q in accordance with its terms, and (3) failure of the Company to report positive operating profits for any two fiscal quarters during any fiscal year beginning January 1, 2002.

Certain series of preferred stock have conversion features that were in the money at the date of issue ("beneficial conversion feature"). These securities convert into common stock at the discount percentages specified above. The beneficial conversion features were recognized and measured in the financial statements by allocating a portion of the proceeds equal to the intrinsic value of the conversion feature to additional paid-in capital. The intrinsic value was calculated at the date of issue of the convertible preferred stock as the difference between the conversion price and the fair value of the common stock into which the securities are convertible, multiplied by the number of shares into which the security is convertible. A summary of the amounts allocated to the beneficial conversion feature is as follows:

Convertible Preferred Stock	2001	2000	1999
	Years Ended December 31,		
Series H	$ —	$ —	$ 245,377
Series I	—	—	750,000
Series J	—	125,000	250,000
Series K	—	310,476	500,000
Series M	—	640,000	—
Series N	216,666	216,666	—
Series O	2,117,720	—	—
Series P	87,500	—	—
Series Q	6,115,000	—	—
	$8,536,886	$ 1,292,142	$1,745,377

The discount resulting from the allocation of proceeds to the beneficial conversion feature is analogous to a dividend and has been recognized as a return to the preferred shareholders from the date of issuance through the date the security is first convertible. The discounts for 2001, 2000 and 1999 were amortized by a charge against additional paid-in capital because the Company had no accumulated earnings at those dates. The amortization of the discount has been reflected as a return to the preferred shareholders in the calculation of basic earnings per share.

Common Stock

On May 9, 2001, the stockholders approved an amendment to our certificate of incorporation to increase the number of shares of authorized common stock from 125,000,000 to 225,000,000 shares.

In December 2001, the Company sold 21,095,000 shares of common stock at $0.24 per share for gross proceeds of $5,062,800 with commissions and expenses of $379,513. The market price of the common stock was $0.29 per share, or an aggregate fair value of approximately $6,118,000, on the closing date. The company recorded a distribution on the difference between the fair market value and the proceeds of $1,055,200, which was charged to additional paid-in capital. The Company registered these shares on February 14, 2002.

Stock Option Plans

The Company has adopted three stock option plans and reserved shares of common stock for issuance to employees, officers, directors and consultants. Two of the plans were terminated during 2001. Under the plans, the Board of Directors may grant options, and establish the terms of the grant in accordance with the provisions of the plans. Plan options are exercisable for up to ten years from the date of issuance and certain options contain a net exercise provision. The following table summarizes the activity of options granted under the plans:

	Years Ended December 31,					
	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,002,200	$0.14	1,397,500	$ 0.21	1,205,800	$0.37
Granted	—	—	—	—	245,000	0.17
Exercised	(40,000)	0.01	(380,000)	0.13	(28,500)	0.19
Canceled	(100,200)	0.21	(15,300)	6.46	(24,800)	7.86
Outstanding at end of year	862,000	0.13	1,002,200	0.14	1,397,500	0.21
Exercisable at end of year	862,000	0.13	1,002,200	0.14	1,397,500	0.21
Reserved for future grants at end of year	1,205,000		1,282,830		1,188,130	
Weighted average fair value of options granted during the year		—		—		0.10

Options Outstanding and Exercisable

Exercise Prices	Number Outstanding	Weighted Average Remaining Life
$.10	12,000	3 years
$.13	800,000	6.2 years
$.20	50,000	6.2 years
	862,000	

Consultant Stock Plan

The Company adopted the Consultant Stock Plan in June 1998 which provides for stock grants for services rendered to the Company. The Company reserved 2,500,000 shares of common stock for issuance and registered the shares. During 2001, 2000 and 1999, the Company issued 180,000, 40,000 and 240,000 shares of common stock under this Plan. The Company recorded expenses in 2001, 2000 and 1999 based on the fair value of the common stock issued. At December 31, 2001, the Company has 653,500 shares reserved under this plan.

Other Stock Options and Warrants

On December 29, 1998, the Company issued a warrant to purchase 1,200,000 shares of common stock at $.375 per share through December 29, 2003 in consideration of services rendered by an investment banker. These warrants were valued at $4,664 and charged to expense in 1999.

In February 1999, the Company granted 1,500,000 non qualified stock options at $.01 per share to three directors which vested during 1999. These stock options expire in five years. These options were valued at $330,000 and charged to expense in 1999. In October 2000 an option for 250,000 shares was exercised on a cashless basis resulting in the issuance of 197,778 shares of common stock.

During the first quarter of 1999 the Company issued 5,330,000 non-qualified stock options to employees. The stock options were issued at $0.25 per share and are exercisable for a period of ten years. The vesting period of these options is between twelve and thirty-six months. The fair value of these options was $0.12 per share on the date of grant. One employee exercised 71,450 options upon termination of his employment in 2000, and his remaining 428,550 options were cancelled.

In September 1999, the Company granted 9,750,000 non-statutory stock options to four directors at $0.25 per share which vest in three installments in September 1999, January 2000 and April 2000. These stock options expire in ten years. The Company also granted a non-statutory stock option to purchase 500,000 shares of common stock at $0.25 per share to a director, which becomes exercisable upon fulfillment of certain terms and conditions. The fair value of these options was $0.13 per share on the date of grant. The option to purchase 500,000 shares of common stock was cancelled upon non-fulfillment of these conditions and the director received 325,000 shares upon cashless exercise of his option to purchase 450,000 shares of common stock in October 2000.

In November 1999, the Company issued four warrants to purchase 500,000 shares of common stock at $0.38 per share in connection with a new line of credit. The Company also issued three warrants to purchase 400,000 shares of common stock at $.01 per share in connection with this refinancing. The value of all these warrants totaling $188,562 was capitalized as debt financing costs in 1999. The Company issued 378,367 shares of common stock in a cashless exercise of the three warrants during 2001.

In February 2000, the Company issued several warrants to purchase 197,500 shares of common stock at $0.25 per share in connection with investment banking services. The value of these warrants $49,375 was charged to expense.

In April 2000, the Company issued options to purchase 500,000 shares of common stock at $.25 per share to two new directors. Half of these options vested in the year 2000 and the balance vest by December 31, 2001. The Company valued these options at $140,000 and recognized $70,000 in expense in 2000 and $70,000 in expense in 2001.

In May 2000, the Company issued options to purchase 1,000,000 shares of common stock at $.18 per share to two directors. These options vest over eight installments and are fully vested by December 31, 2001. The Company valued these options at $170,000 and recognized $85,000 in expense in 2000 and $85,000 in expense in 2001.

In October 2000, the Company issued options to purchase 1,600,000 shares of common stock at $.13 per share to two directors. These shares vested in full at the date of the grant. The Company valued these options at $193,500 and expensed them in 2000.

In 2000, the Company granted stock options to purchase a total of 1,270,000 shares of common stock to employees at $0.25 per share. These options vest over periods of three to four years. The weighted average fair value of these options was $0.11 per share on the date of grant.

In February 2001, the Company issued warrants to purchase a total of 150,000 shares of common stock at $.17 per share in connection with public relations services. The Company also issued a warrant to purchase 100,000 shares of common stock at $.30 per share for certain investor relations services. The Company valued these warrants at $32,149 and expensed them in 2001.

In February 2001, the Company granted seven year options to purchase a total of 11,250,000 shares of common stock at $.22 per share to its directors. These options vested during 2001. The weighted average fair value of these options was $0.07 per share on the date of grant.

In 2001, the Company granted stock options to purchase 3,630,000 shares of common stock at $0.25 per share to forty employees. These options vest over periods of one to five years. The Company recognized expense of $114,403 in 2001 related to these grants. The weighted average fair value of these options was $0.16 per share on the date of grant.

A summary of the activity for other stock option and warrant shares, including warrants issued in connection with debt and equity placements, is presented below:

	2001	2000	1999
Outstanding at beginning of year	28,122,218	26,080,218	6,528,000
Granted	15,330,000	4,667,500	19,937,718
Exercised	(710,000)	(1,631,950)	(350,000)
Expired/Cancelled	(1,687,000)	(993,550)	(35,500)
Outstanding at end of year	41,055,218	28,122,218	26,080,218

Information pertaining to other stock options and warrants outstanding at December 31, 2001 is as follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01 - $0.19	6,350,000	7.5 years	$0.13	6,350,000	$0.13
$0.20 - $0.29	31,312,500	8.5 years	$0.24	28,211,500	$0.24
$0.30 - $0.75	1,984,722	2.5 years	$0.37	1,984,722	$0.37
$0.75 - $1.50	1,298,996	7.0 years	$0.92	1,298,996	$0.92
$1.51 - $19.40	109,000	1.5 years	$18.94	109,000	$18.94
	41,055,218	7.9 years	$0.30	37,954,218	$0.30

Stock-Based Compensation

At December 31, 2001, the Company has one stock-based compensation plan and stock options issued outside of the plans, which are described above. The Company applies APB Opinion No. 25 and related Interpretations in accounting for stock options issued to employees and directors. Had compensation cost for the Company's stock options issued to employees and directors been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company's net loss and net loss per share would have been adjusted to the pro forma amounts indicated below:

	Years Ended December 31,		
	2001	2000	1999
Net loss:			
As reported	$ (4,472,907)	$ (8,451,651)	$ (8,151,318)
Pro forma	$ (5,704,372)	$ (8,694,697)	$ (8,781,397)
Net loss per share:			
As reported	$ (0.10)	$ (0.13)	$ (0.20)
Pro forma	$ (0.11)	$ (0.13)	$ (0.21)

Common stock equivalents have been excluded from all calculations of net loss per share because the effect of including them would be anti-dilutive.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during 2001, 2000 and 1999, respectively; dividend yield of 0%; risk-free interest rates of 5%; expected volatility of 84%, 108% and 87%; and expected lives of 1.25, 0.5 and 0.5 years.

Common Stock Reserved

The Company has reserved common stock at December 31, 2001 as follows:

	Number of Shares
Stock option plans	2,067,000
Preferred stock conversion	55,292,647
Other stock options and warrants	41,055,218
Consultants Stock Plan	653,500
Total	99,068,365

At December 31, 2001 the Company has 225,000,000 shares of authorized common stock of which 169,529,646 shares are outstanding. The Company only has 55,470,354 shares available which is less than the total common stock reserved. The number of shares of common stock reserved in connection with the convertible preferred stock is subject to adjustment. The Company will seek stockholder approval at its annual meeting to resolve this issue.

11. SEGMENT INFORMATION, MAJOR CUSTOMERS AND MAJOR SUPPLIERS

The Company operates in one principal business segment, the manufacturing and distribution of generic pharmaceuticals which accounts for over 90% of the Company's consolidated assets, revenues and operating losses. During 2001, approximately 34% and 20% of net sales were from two major customers. There were no major customers for 2000 and 1999.

During 2001, the Company had one major supplier which provided the Company with $3,286,000 of raw materials or 26% of cost of sales.

12. EMPLOYEE BENEFIT PLAN

The Company has a Section 401(k) Profit Sharing Plan (the "401(k) Plan") for all employees. Employees who have attained the age of 21 may elect to reduce their current compensation, subject to certain limitations, and have that amount contributed to the 401(k) Plan. The Company matches up to 25% of employee contributions not to exceed 6% of employee compensation, subject to certain limitations. Employee contributions to the 401(k) Plan are fully vested at all times and all Company contributions become vested over a period of five years.

For 2001, 2000 and 1999 the Company matched $44,426, $53,659 and $29,606, respectively. The Company did not make any profit-sharing contributions in 2001, 2000 or 1999.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2001 and 2000, the Company's financial instruments include notes receivable (see Note 7), investment in RxBazaar securities (see Note 2) and debt obligations (see Note 6). The carrying value of the notes receivable approximate their fair value as these instruments bear interest and mature in less than one year. The carrying value of the Company's investment securities in RxBazaar have been estimated based on the most recent sale of common stock by RxBazaar at December 31, 2001. The carrying value of debt obligations approximate fair values based on their maturities and interest rates.

14. QUARTERLY DATA (UNAUDITED)

	Years Ended December 31,							
	2001				2000			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands, except per share data)							
Sales, net	$ 7,066	$5,071	$3,531	$3,926	$6,764	$8,591	$7,979	$8,122
Cost of sales	4,056	2,998	2,848	2,631	5,792	7,775	6,048	6,096
Gross profit	3,010	2,073	683	1,295	972	816	1,931	2,026
Selling, general and administrative	(1,646)	(1,352)	(1,093)	(1,818)	(3,609)	(2,089)	(2,437)	(1,831)
Research and development	(816)	(527)	(570)	(440)	(878)	(446)	(760)	(308)
Operating income (loss)	548	194	(980)	(963)	(3,515)	(1,719)	(1,266)	(113)
Loss on investment securities	(2,680)	—	—	(50)	—	—	--	--
Loss on sale of subsidiary	—	—	—	—	(314)	—	--	--
Interest and financing expense	(170)	(141)	(279)	(487)	(609)	(577)	(524)	(447)
Miscellaneous income (expense)	(52)	427	124	36	(170)	30	757	15
Net income (loss)	(2,354)	480	(1,135)	(1,464)	(4,608)	(2,266)	(1,033)	(545)
Less returns to preferred stockholders	(219)	(6,723)	(291)	(1,827)	(253)	(826)	(326)	(38)
Net loss applicable to common stock	$ (2,573)	$(6,243)	$(1,426)	$(3,291)	$(4,861)	$(3,092)	$(1,359)	$(583)
Net loss per share-basic	$ (0.02)	$(0.05)	$(0.01)	$(0.03)	$(0.05)	$ (0.04)	$(0.02)	$(0.01)
Weighted average shares outstanding	146,511	131,276	114,767	107,181	90,169	78,833	71,302	66,267

PART III

Item 10. ***Directors and Executive Officers***

The information required by this item in connection with directors and officers is hereby incorporated by reference to the information set forth under the captions "Election of Directors," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for the 2002 annual meeting of stockholders, which we expect to file on or before April 30, 2002 (the "2002 Annual Meeting Proxy Statement").

Item 11. ***Executive Compensation***

The information required by this item with respect to executive compensation is hereby incorporated by reference to the information set forth under the caption "Executive Officer Compensation" in the 2002 Annual Meeting Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information required by this item with respect to security ownership is hereby incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2002 Annual Meeting Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions***

The information required by this item with respect to certain relationships and related transactions is hereby incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" in the 2002 Annual Meeting Proxy Statement.

PART IV

Item 14. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) Financial Statements

See Item 8 for an index to the consolidated financial statements.

(b) Exhibits

The following exhibits are filed as part of this report:

Exhibit Number	Description
3.1	Restated Certificate of Incorporation (filed as Exhibit 3a to the Company's Report on Form 10-Q for the quarter ended June 30, 1998, as amended on September 14, 1998, and incorporated herein by reference).
3.2	Certificate of Amendment of Certificate of Incorporation dated May 31, 2000 (filed as Exhibit 3.2 to the Company's Report on Form 10-QSB for the quarter ended June 30, 2000 and incorporated herein by reference).
3.3	Amended and Restated By-laws dated as of May 26, 2000 (filed as Exhibit 3.3 to the Company's Report on Form 10-QSB for the quarter ended June 30, 2000 and incorporated herein by reference).
3.4	Certificate of Designations, Preferences and Rights of Series Q Preferred Stock of Able Laboratories, Inc. (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed August 31, 2001 and incorporated by reference).
3.5	Certificate of Amendment of Certificate of Incorporation dated May 9, 2001 (filed as Exhibit 3.3 to the Company's Report on Form 10-QSB for the quarter ended June 30, 2001 and incorporated herein by reference).
3.6	Certificate of Ownership and Merger dated May 18, 2001 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated May 18, 2001 and incorporated herein by reference).
4.1	Specimen common stock certificate (filed as Exhibit 4a to Registrant's Registration Statement on Form S-18, No. 33-31836-B, and incorporated by reference).
4.2	Contingent Stock Purchase Warrant dated February 23, 2001, issued by DynaGen, Inc. to FINOVA Mezzanine Capital Inc. (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference.)
4.3	Contingent Stock Purchase Warrant dated February 23, 2001, issued by DynaGen, Inc. to Argosy Investment Partners, L.P. (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference.)
4.4	Secured Promissory Note dated February 23, 2001, issued by DynaGen, Inc. to FINOVA Mezzanine Capital Inc. in the principal amount of $500,000 (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference.)
4.5	Secured Promissory Note dated February 23, 2001, issued by DynaGen, Inc. to Argosy Investment Partners, Inc. in the principal amount of $250,000 (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference.)

10.1 *1998 Stock Option Plan (filed as Appendix A to the Registrant's definitive proxy materials for the Special Meeting of Stockholders on March 4, 1998, and incorporated by reference).

10.2 *Employment Agreement dated November 1, 1991 by and between the Company and Dhananjay G. Wadekar (filed as Exhibit 10d to Registrant's Registration Statement on Form S-18, No. 33-31836-B, and incorporated by reference).

10.3 *Amendment 1 to Employment Agreement by and between the Company and Dhananjay G. Wadekar (filed as Exhibit 10c to Registrant's Registration Statement on Form S-1, No. 33-71416, and incorporated by reference).

10.4 Lease Agreement dated November 29, 1984 between Hollywood Court Associates and Able Laboratories, Inc. with respect to the Company's facility at 6 Hollywood Court, South Plainfield, New Jersey (filed as Exhibit 10d to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, and incorporated by reference).

10.5 Space Expansion and Term Extension Agreement dated April 1988 between Hollywood Court. Associates and Able Laboratories, Inc. with respect to the Company's facility at 6 Hollywood Court, South Plainfield, New Jersey (filed as Exhibit 10d to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, and incorporated by reference).

10.6 Assignment of Lease dated April 1989 between Hollywood Court Associates and CVN Associates L.P. with respect to the Company's facility at 6 Hollywood Court, South Plainfield, New Jersey (filed as Exhibit 10d to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, and incorporated by reference).

10.7 Space Expansion Agreement dated June 1993 between CVN Associates, L.P. and Able Laboratories, Inc. with respect to the Company's facility at 6 Hollywood Court, South Plainfield, New Jersey (filed as Exhibit 10v to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, and incorporated by reference).

10.8 Term Extension Agreement dated June 1993 between CVN Associates, L.P. and Able Laboratories, Inc. with respect to the Company's facility at 6 Hollywood Court, South Plainfield, New Jersey (filed as Exhibit 10d to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996 and incorporated by reference).

10.9 Assignment of Lease dated August 19, 1996 between Able Laboratories, Inc. and Able Acquisition Corp. (predecessor corporation to Able) with respect to the Company's facility at 6 Hollywood Court, South Plainfield, New Jersey (filed as Exhibit 10d to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, and incorporated by reference).

10.10 Guaranty of Lease dated August 19, 1996 between the Company and Able Laboratories, Inc. with respect to the Company's facility at 6 Hollywood Court, South Plainfield, New Jersey (filed as Exhibit 10d to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, and incorporated by reference).

10.11 Term Extension Agreement dated August 28, 1997 between CVN Associates, Inc., and Able Laboratories, Inc. with respect to the Company's facility at 6 Hollywood Court, South Plainfield, New Jersey (filed as Exhibit 10ii to the Registrant's Report on Form 10-K for the Year Ended December 31, 1997, and incorporated by reference).

10.12 *Stock Option in the name of Dhananjay G. Wadekar, dated November 19, 1998. (filed as Exhibit 10.80 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998).

10.13 *Stock Option in the name of C. Robert Cusick, dated November 19, 1998. (filed as Exhibit 10.81 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998).

10.14 Consultant Stock Plan (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8, File No. 33-57249, filed on June 19, 1998 and incorporated hereby by reference).

10.15 *Stock Option in the name of C. Robert Cusick, dated February 4, 1999 (filed as Exhibit 10.7 to the Company's Report on Form 10-QSB for the quarter ended March 31, 1999).

10.16 *Stock Option in the name of Dhananjay Wadekar, dated February 4, 1999 (filed as Exhibit 10.8 to the Company's Report on the Form 10-QSB for the quarter ended March 31, 1999).

10.17 *Stock Option in the name of Howard Schneider, dated November 19, 1998 (filed as Exhibit 10.10 to the Company's Report on Form 10-QSB for the quarter ended March 31, 1999).

10.20 Loan Agreement between Able Laboratories, Inc. and New Jersey Economic Development Authority dated June 1, 1999 (filed as Exhibit 10.8 to the Company's Report on Form 10-QSB for the quarter ended June 30, 1999).

10.21 $2,000,000 Promissory Note of Able Laboratories, Inc. dated June 1, 1999 (filed as Exhibit 10.9 to the Company's Report on Form 10-QSB for the quarter ended June 30, 1999).

10.22 Leasehold Mortgage Security Agreement, Assignment of Rents and Financing Statement dated June 1, 1999 (filed as Exhibit 10.10 to the Company's Report on Form 10-QSB for the quarter ended June 30, 1999).

10.23 Guaranty of DynaGen, Inc. dated June 1, 1999 in favor of New Jersey Economic Development Authority (filed as Exhibit 10.11 to the Company's Report on Form 10-QSB for the quarter ended June 30, 1999).

10.24 *Stock Option in the name of Dhananjay G. Wadekar, dated October 13, 2000 (filed as Exhibit 10.1 to the Company's Report on Form 10-QSB for quarter ended September 30, 2000, and incorporated herein by reference).

10.25 *Stock Option in the name of Harry Silverman, dated April 20, 2000.

10.26 *Stock Option in the name of Harry Silverman, dated May 31, 2000.

10.27 *Stock Option in the name of James B. Klint, dated April 20, 2000.

10.28 *Stock Option in the name of James B. Klint, dated May 31, 2000.

10.29 *Stock Option in the name of C. Robert Cusick, dated February 24, 2001 (filed as Exhibit 10.1 to the Company's Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference).

10.30 *Stock Option in the name of James Klint, MD, dated February 24, 2001 (filed as Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference).

10.31 *Stock Option in the name of F. Howard Schneider, dated February 24, 2001 (filed as Exhibit 10.3 to the Company's Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference).

10.32 *Stock Option in the name of Harry Silverman, dated February 24, 2001 (filed as Exhibit 10.4 to the Company's Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference).

10.33 *Stock Option in the name of Dhananjay Wadekar, dated February 24, 2001 (filed as Exhibit 10.5 to the Company's Report on Form 10-Q for the quarter ended March 31, 2001, and incorporated herein by reference).

10.34 First Amended and Restated Loan Agreement dated February 23, 2001, among DynaGen Inc., RxBazaar.com, Inc., Superior Pharmaceutical Company, Argosy Investment Partners, L.P. and FINOVA Mezzanine Capital Inc. (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.35 Unconditional Guaranty dated February 23, 2001, among DynaGen, Inc., Argosy Investment Partners, L.P. and FINOVA Mezzanine Capital Inc. (filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.36 Credit Agreement dated February 23, 2001, among DynaGen, Inc., Argosy Investment Partners, L.P. and FINOVA Mezzanine Capital Inc. (filed as Exhibit 99.4 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.37 Unconditional Guaranty dated February 23, 2001, among Able Laboratories, Inc., Argosy Investment Partners, L.P. and FINOVA Mezzanine Capital Inc. (filed as Exhibit 99.5 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.38 Security Agreement dated February 23, 2001, between Able Laboratories, Inc. and FINOVA Mezzanine Capital Inc. (filed as Exhibit 99.6 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.39 Intercreditor Agreement dated February 21, 2001, among Triple L Ltd., K&L Financial, Inc., Northway State Bank, FINOVA Mezzanine Capital Inc., Argosy Investment Partners, L.P., U.S. Bank Trust National Association and Able Laboratories, Inc. (filed as Exhibit 99.7 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.40 Assignment and Assumption Agreement dated February 23, 2001, among DynaGen, Inc., Able Laboratories, Inc. and Superior Pharmaceutical Company (filed as Exhibit 99.8 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.41 Asset Purchase Agreement dated February 16, 2001, between Able Laboratories, Inc. and Triple L, Ltd. (filed as Exhibit 99.9 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.42 Equipment Lease Agreement dated February 16, 2001, between Able Laboratories, Inc. and Triple L, Ltd. (filed as Exhibit 99.11 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.43 Indemnity and Stock Issuance Agreement dated February 15, 2001, among DynaGen, Inc., Infusion Capital Investment Corporation and Ocean Marketing Corporation (filed as Exhibit 99.12 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.44 Guaranty and Pledge Agreement dated February 15, 2001, among DynaGen, Inc., RxBazaar.com, Inc., Kenilworth LLC, Infusion Capital Investment Corporation and Ocean Marketing Corporation (filed as Exhibit 99.13 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.45 Bill of Sale dated December 29, 2000, between Generic Distributors, Inc. and Louisiana Wholesale Drug Company, Inc. (filed as Exhibit 99.14 to the Company's Current Report on Form 8-K filed on March 9, 2001, and incorporated herein by reference).

10.46 Stock Purchase Agreement for Series Q Preferred Stock dated August 15, 2001 (filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed August 31, 2001 and incorporated by reference).

10.47	Registration Rights Agreement for Series Q Preferred Stock dated August 15, 2001 (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed August 31, 2001 and incorporated by reference).
10.48	Common Stock Purchase Agreement dated December 15, 2001 (filed as Exhibit 4.5 to the Company's Registration Statement on Form S-3 filed on January 10, 2002, and incorporated by reference).
10.49	Registration Rights Agreement dated December 15, 2001 (filed as Exhibit 4.6 to the Company's Registration Statement on Form S-3 filed on January 10, 2002, and incorporated by reference)
10.50	Lease dated September 26, 2001, by and between Kennedy Montrose, L.L.C. and the Company for property located at 3601 Kennedy Road, South Plainfield, New Jersey 07080 (filed as Exhibit 10.3 to the Company's Report on Form 10-Q for the quarter ended September 30, 2001, and incorporated by reference).
21.1	Subsidiaries of the Registrant
23.1	Consent of Wolf & Co., P.C.
24.1	Power of Attorney (contained on the signature page of this Report.)

* Indicates a management contract or any compensatory plan, contract or arrangement.

(b) Reports on Form 8-K

The Company did not file any current reports on Form 8-K during the fourth quarter of fiscal 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABLE LABORATORIES, INC.

By: /s/ Dhananjay G. Wadekar
Dhananjay G. Wadekar
President, Chief Executive Officer
and Treasurer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated; and each of the undersigned officers and directors of Able Laboratories, Inc. hereby severally constitutes and appoints Dhananjay G. Wadekar his true and lawful attorney-in-fact and agent, with full power to him, to sign for him, in his name in the capacity indicated below, all amendments to such report on Form 10-K, hereby ratifying and confirming his signature as it may be signed by his attorney to such report and any and all amendments thereto.

Signature	Date	Title
/s/ Dhananjay G. Wadekar Dhananjay G. Wadekar	March 28, 2002	Chief Executive Officer, President, Treasurer and Director *(Principal Executive Officer, Principal Financial and Accounting Officer)*
/s/ James B. Klint James B. Klint	March 28, 2002	Director
/s/ Harry Silverman Harry Silverman	March 28, 2002	Director

CORPORATE INFORMATION

Executive Officer

Dhananjay G. Wadekar
Chief Executive Officer, President, Treasurer, Secretary and Chairman of the Board of Directors

Directors

James B. Klint, M.D.
Physician, Faculty Member Stanford University School of Medicine

F. Howard Schneider
Vice President - Development CereMedix, Inc.

Harry Silverman
Executive Vice President of Finance Domino's Pizza

Dhananjay G. Wadekar
Chief Executive Officer, President, Treasurer, Secretary and Chairman of the Board of Directors Able Laboratories, Inc.

Corporate Offices

Able Laboratories, Inc.
200 Highland Avenue
Suite 301
Needham, MA 02494
Phone: (781) 449-4926
www.ablelabs.com

Operations

Able Laboratories, Inc.
6 Hollywood Court
South Plainfield, NJ 07080
Phone: (908) 754-2253

Stock Transfer Agent

American Stock Transfer & Trust Company
New York, New York
Phone: (800) 937-5449

Independent Auditors

Wolf & Company, P.C.
Boston, Massachusetts

Corporate Counsel

Foley, Hoag & Eliot LLP
Boston, Massachusetts

Stock Listing

The Company's Common Stock is traded on the OTCBB and the Boston Stock Exchange under the symbol "ABRX."

Investor Relations

Please direct inquiries to:
Lippert/Hellshorn & Associates, Inc.
800 Third Avenue, 17th Floor
New York, NY 10022
Phone: (212) 838-3777
www.lhai.com